EXHIBIT 99.1

For Immediate Release	Date: April 24, 2018
18-17-TR

TECK REPORTS UNAUDITED FIRST QUARTER RESULTS FOR 2018

Vancouver, BC – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) reported adjusted profit attributable to shareholders of $753 million ($1.31 per share) in the first quarter compared with $655 million ($1.13 per share) in 2017.

“Prices for our key commodities remained strong resulting in another good quarter for us, with adjusted earnings of $753 million and adjusted EBITDA of $1.6 billion,” said Don Lindsay, President and CEO. “Our operations performed well during the quarter and we’re pleased that Fort Hills achieved first oil and is ramping up to full capacity as expected.”

Highlights and Significant Items

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Profit attributable to shareholders was $759 million ($1.32 per share) in the first quarter compared with $556 million ($0.96 per share) a year ago. Adjusted profit was $753 million ($1.31 per share) in the first quarter compared with $655 million ($1.13 per share) in the first quarter of last year.

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EBITDA was $1.6 billion in the first quarter compared with $1.3 billion in the first quarter of 2017. Our adjusted EBITDA in the first quarter totaled $1.6 billion compared with $1.5 billion last year.

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Gross profit was $1.4 billion in the first quarter compared with $1.2 billion a year ago. Gross profit before depreciation and amortization was $1.7 billion in the first quarter compared with $1.5 billion in the first quarter of 2017.

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Fort Hills produced its first oil from the first of its three secondary extraction trains on January 27 followed by the second train on March 23. All systems relating to the first two trains are running well and plant start-up has exceeded expectations.

—
Production and sales volumes at our steelmaking coal operations were negatively affected in the first quarter by logistical issues at Westshore Terminals. Orders from customers were in place to exceed our original sales guidance of 6.3 to 6.5 million tonnes. Clean coal stockpiles at mines reached high levels, forcing some plants to idle, consequently affecting production.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Marcia Smith, Senior Vice President, Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

—
We repurchased $58 million of Class B subordinate voting shares, completing our previously announced $230 million share repurchase program and paid our regular base quarterly dividend of $0.05 per share, which totaled $29 million.

—	On April 18, 2018, Moody’s upgraded our corporate rating one notch to Ba1 with a stable outlook. S&P and Fitch rate us at BB+, with a stable outlook from S&P and a positive outlook from Fitch.

—
In early April, we acquired an additional 13.5% indirect interest in the company that owns the Quebrada Blanca property, bringing our interest to 90%. Quebrada Blanca’s principal asset is the Quebrada Blanca Phase 2 (QB2) copper project, which is in the final stages of permitting. This acquisition simplifies the ownership and capital structure of QB2 and gives us flexibility with respect to financing options for the project.

—
Our liquidity remains strong at over $5.1 billion inclusive of $1.3 billion in cash at April 23, 2018 and US$3.0 billion of undrawn, committed credit facilities. In addition, we only have US$220 million of debt due before 2022.

—
A Prefeasibility Study was completed on the NuevaUnión project, confirming the combination and phased development approach of Teck and Goldcorp's previously separate Relincho and La Fortuna (formerly El Morro) projects. This has the potential to be an attractive long-life asset with very low unit costs in the initial years.

—	There has been no change to our 2018 Guidance, except updated capital spending for our QB2 project. Further details are on pages 29 to 31.

2     Teck Resources Limited 2018 First Quarter News Release

This management’s discussion and analysis is dated as at April 24, 2018 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three months ended March 31, 2018 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2017. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2017, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION.”

Overview

We recorded strong results in the first quarter with gross profit of $1.4 billion, gross profit before depreciation of $1.7 billion, and EBITDA of $1.6 billion compared to our average of $1.5 billion over the last six quarters. Profit attributable to shareholders was $759 million, or $1.32 per share. Sales volumes for all our principal products in the first quarter were strong and increased from a year ago. In particular, copper sales volumes rose by 20% compared with a year ago in large part because of increased production at Highland Valley Copper due to higher grade ore compared to the first quarter of 2017.

Steelmaking coal prices averaged US$207 per tonne in the first quarter, slightly lower than a year ago and the fourth quarter of 2017. Copper and zinc prices increased from average prices in the fourth quarter of 2017, and were 19% and 23% higher, respectively, than in the first quarter of 2017. Copper prices reached a four-year high in January at US$3.27 per pound and zinc prices reached a ten-year high in February at US$1.64 per pound. A stronger Canadian dollar during the quarter partially offset the higher commodity prices as our products are sold in U.S. dollars and the majority of our operating costs are incurred in Canadian dollars.

Production and sales volumes at our steelmaking coal operations were negatively affected in the first quarter by logistical issues at Westshore Terminals. Orders from customers were in place to exceed our original sales guidance of 6.3 to 6.5 million tonnes. Clean coal stockpiles at mines reached high levels, forcing some plants to idle, consequently affecting production.

Oil production from the first of three secondary extraction trains at Fort Hills commenced on January 27, 2018 and the second train started producing oil on March 23, 2018. The third secondary extraction train is scheduled to be completed and commissioned in the second quarter of 2018 and production is expected to reach full capacity by the end of 2018. All systems relating to the first two trains are currently running well and plant start-up has exceeded expectations with respect to both production volumes and product quality.

In early April, we acquired an additional 13.5% indirect interest in the company that owns the Quebrada Blanca property, bringing our interest to 90%. Quebrada Blanca’s principal asset is the Quebrada Blanca Phase 2 (QB2) copper project. This acquisition simplifies the ownership and capital structure of QB2 and gives us flexibility with respect to financing options for the project.

With the completion of our Fort Hills project, our strong financial position, favourable markets for our key products and an improved oil price market, we are well positioned for ongoing profitability and strong cash flows.

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Profit and Adjusted Profit(1)

Profit attributable to shareholders in the first quarter was $759 million, or $1.32 per share, compared with $556 million, or $0.96 per share, in the same period a year ago.

Adjusted profit attributable to shareholders, after adjusting for the items identified in the table below was $753 million, or $1.31 per share, compared with $655 million, or $1.13 per share, in the first quarter last year.

The increase in our adjusted profit in the first quarter of 2018 was primarily attributable to higher copper and zinc prices and partly due to increased sales volumes of copper, driven by higher production levels. These items were partly offset by the stronger Canadian dollar compared with a year ago.

Profit and Adjusted Profit

	Three months ended March 31,
(CAD$ in millions)	2018	2017

Profit attributable to shareholders	$759	$556
Add (deduct):
Debt repurchase losses	–	132
Debt prepayment option loss (gain)	9	(16)
Asset sales and provisions	–	(8)
Foreign exchange gains	–	(10)
Collective agreement charges	–	1
Other	(15)	–
Adjusted profit[1]	753	$655
Adjusted earnings per share[1]	$1.31	$1.13

In addition to the items described above, our results include gains and losses due to changes in market prices and interest rates in respect of pricing adjustments, commodity derivatives, share-based compensation and changes in the discounted value of decommissioning and restoration costs at closed mines. Taken together, these items resulted in $32 million of after-tax losses ($44 million before tax) in the first quarter, or $0.06 per share. We do not adjust our reported profit for these items as they occur on a regular basis.

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

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FINANCIAL OVERVIEW	Three months ended March 31,
(CAD$ in millions, except per share data)	2018	2017

Revenues and profit
Revenues	$3,092	$2,847
Gross profit before depreciation and amortization[1]	$1,710	$1,509
Gross profit	$1,360	$1,163
EBITDA[1]	$1,555	$1,315
Profit attributable to shareholders	$759	$556

Cash flow
Cash flow from operations	$1,120	$1,293
Property, plant and equipment expenditures	$460	$356
Capitalized stripping costs	$197	$152
Investments	$31	$39

Balance Sheet
Cash balances	$1,209	$536
Total assets	$37,894	$34,834
Debt, including current portion	$6,503	$6,884

Per share amounts
Profit attributable to shareholders	$1.32	$0.96
Dividends declared and paid	$0.05	$–

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal)
Steelmaking coal (millions tonnes)	6.2	6.1
Copper[2]	74	64
Zinc in concentrate	148	146
Zinc — refined	79	78

Sales (000’s tonnes, except steelmaking coal)
Steelmaking coal (millions tonnes)	6.1	5.7
Copper[2]	77	64
Zinc in concentrate	140	133
Zinc — refined	77	76

Average prices and exchange rates
Steelmaking coal (realized US$/tonne)	$207	$212
Steelmaking coal (realized CAD$/tonne)	$261	$281
Copper (LME cash — US$/pound)	$3.16	$2.65
Zinc (LME cash — US$/pound)	$1.55	$1.26
Average exchange rate (CAD$ per US$1.00)	$1.26	$1.32

Gross profit margins before depreciation[1]
Steelmaking coal	63%	68%
Copper	56%	38%
Zinc	38%	29%

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)
We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 90% (effective April 2018) and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

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BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended March 31,
(CAD$ in millions)	2018	2017

Revenues
Steelmaking coal	$1,588	$1,619
Copper	739	513
Zinc	765	715
Total	$3,092	$2,847

Gross profit, before depreciation and amortization[1]
Steelmaking coal	$1,003	$1,109
Copper	415	195
Zinc	292	205
Total	$1,710	$1,509

Gross profit
Steelmaking coal	$816	$963
Copper	293	36
Zinc	251	164
Total	$1,360	$1,163

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

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STEELMAKING COAL BUSINESS UNIT

	Three months ended March 31,
(CAD$ in millions)	2018	2017

Steelmaking coal price (realized US$/tonne)	$207	$212
Steelmaking coal price (realized CAD$/tonne)	$261	$281
Production (million tonnes)	6.2	6.1
Sales (million tonnes)	6.1	5.7
Gross profit, before depreciation and amortization	$1,003	$1,109
Gross profit	$816	$963
Property, plant and equipment expenditures	$98	$51

Performance

Gross profit in the first quarter from our steelmaking coal business unit was $816 million compared with $963 million a year ago. Gross profit before depreciation and amortization in the first quarter declined by $106 million from a year ago (see table below), partly due to a lower average realized steelmaking coal price, higher transportation costs and effects of the stronger Canadian dollar.

First quarter sales were 6.1 million tonnes compared with 5.7 million tonnes a year ago. Upon adopting the new IFRS revenue standard we no longer recognize revenue for partially loaded shipments and this affects the timing of recognition of sales between quarters. This change resulted in a net increase in our reported sales volumes in the first quarter for steelmaking coal of approximately 140,000 tonnes. Excluding the effect of this new accounting standard, our sales volumes for the first quarter would have been 5.9 million tonnes. Demand remained strong and, accordingly, our first quarter sales would have comfortably exceeded our original guidance of 6.3 to 6.5 million tonnes. Logistical issues, particularly the lack of reliability and consistency in vessel loading and unloading of Teck trains at Westshore Terminals, ultimately resulted in high clean coal stockpiles at our Elk Valley mines. In addition, CN service was below expectations with reported shortages of crews, cars and locomotives through the first quarter resulting in high clean coal inventories at our Cardinal River Operations.

The table below summarizes the gross profit changes, before depreciation and amortization, in our steelmaking coal business unit for the quarter:

(CAD$ in millions)	Three months ended March 31,

As reported in first quarter of 2017	$1,109
Increase (decrease):
Steelmaking coal price realized	(46)
Sales volumes	60
Unit operating and transportation costs	(47)
Foreign exchange	(73)
Net decrease	(106)
As reported in current quarter	$1,003

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Property, plant and equipment expenditures totaled $98 million in the first quarter, of which $72 million was for sustaining capital. Capitalized stripping costs were $149 million in the first quarter compared with $106 million a year ago, as we continue development in recently permitted areas.

Markets

Market expectations are that global steel production and demand for steelmaking coal will continue to increase in 2018. Factors including strong steel pricing and demand in China aided by ongoing closure of excess capacity, robust steel production and pricing in the rest of the world due to synchronized global growth and reduced steel exports from China continue to support seaborne steelmaking coal demand. Depletion and reduced production of some Eastern European mines continue to create additional demand for seaborne steelmaking coal from European steel mills. In addition, constrained coal supply resulting from continuing logistical and production issues also support the coal market.

The first quarter price index for steelmaking coal volumes sold under quarterly contract, based on the average of three assessments, was established at US$237 per tonne. Our first quarter average realized price reflects the record spread between Hard Coking Coal (HCC) pricing and other lower grade products. For instance, the spread between HCC and Semi-Hard Coking Coal (SHCC) prices exceeded US$75 per tonne in late 2017 and early 2018 before starting to trend down, reaching the mid-teens in mid-March.

Operations

First quarter production was 6.2 million tonnes, 2% higher compared to the same period a year ago. Similar to a year ago, the operations are being negatively affected by logistical constraints resulting in reduced steelmaking coal production as mine site clean coal stockpiles reached high levels. Some plants were forced to idle as port and rail facilities struggled to provide adequate service. In addition, Elkview Operations lost approximately 200,000 tonnes of production due to suspended dryer operations caused by the pressure event that occurred in January. The Elkview coal dryer has been recommissioned and returned to full commercial production in March. Sales were unaffected by the pressure event as the mine continued to produce and we also supplemented with coal from other operations.

The business unit achieved total material movement in the first quarter of 78 million bank cubic metres of material, an 18% increase over the same quarter a year ago. The operations are staffed to fully utilize equipment fleets and productivities have returned to historically high performance levels. Overall, this led to an increase in raw coal inventories and we are forecasting continued growth through to year end when we expect to be back to historical averages at all operations. As a result, we are well positioned to respond to the current market opportunities in 2018.

Cost of Sales

Site cost of sales in the first quarter were $58 per tonne compared with $56 per tonne a year ago, which is within our annual guidance range of $56 to $60 per tonne. The majority of the increase is related to higher diesel prices and higher spending for contractors and repair parts in order to maximize production. All of these factors, combined with mining at a number of our operations in recently-permitted areas with increased strip ratios and longer haul distances in

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the first quarter compared with a year prior, has increased unit cost per tonne, as anticipated when we set our 2018 guidance.

First quarter transportation costs of $38 per tonne were 15% higher compared to the same period a year ago as a result of an increase in rail fuel surcharges and additional demurrage costs. The additional demurrage costs were attributable to the ongoing poor performance at Westshore Terminals, primarily due to a lack of reliability and consistency in vessel loading and unloading of Teck trains. We are expecting full year transportation costs to be within our annual guidance of $35 to $37 per tonne.

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended March 31,
(amounts reported in CAD$ per tonne)	2018	2017

Site cost of sales	$58	$56
Transportation costs	38	33
Unit costs[1]	$96	$89

	Three months ended March 31,
(amounts reported in US$ per tonne)	2018	2017

Site cost of sales	$46	$42
Transportation costs	30	25
Unit costs[1]	$76	$67

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information. Unit costs do not include deferred stripping or capital expenditures.

Our total cost of sales for the quarter also included a $19 per tonne charge for the amortization of capitalized stripping costs and $12 per tonne for other depreciation.

Outlook

Plans are in place to recover the lost production of approximately 200,000 tonnes of steelmaking coal from the January pressure event that interrupted operations in the coal dryer at Elkview Operations. We are coordinating production among our operations in the Elk Valley to meet our steelmaking coal annual production guidance of 26 to 27 million tonnes. As in prior years, annual production volumes can be adjusted to reflect market demand for our products and are subject to adequate rail and port service.

We are expecting sales volumes in the second quarter of 2018 to be approximately 6.7 million tonnes subject to our logistics chain, in particular Westshore, continuing to improve. With steel pricing and world economies remaining strong, indications are that demand for steelmaking coal will continue to grow while supply issues continue to support prices.

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We are accelerating planned upgrades to the Neptune Bulk Terminals facility, and now expect 2018 spending of approximately $120 million. The upgrade program includes an additional $220 million, approximately, to be spent in 2019 and 2020. Final board approval for the project is expected later in the second quarter.

Elk Valley Water Management Update

As previously disclosed, we continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan), which was approved in the fourth quarter of 2014 by the B.C. Minister of Environment. The Plan establishes short, medium and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health, as well as a plan to manage calcite formation.

We continue with research and development on alternatives to active water treatment, with the objective of further reducing capital and operating costs for water treatment and further improving water quality. Capital spending on water treatment in 2018 is expected to be approximately $86 million, taking into account facility design modifications as well as the engineering and commencement of construction of the Fording River active water treatment facility.

COPPER BUSINESS UNIT

	Three months ended March 31,
(CAD$ in millions)	2018	2017

Copper price (realized — US$/pound)	$3.16	$2.67
Production (000’s tonnes)	74	64
Sales (000’s tonnes)	77	64
Gross profit, before depreciation and amortization	$415	$195
Gross profit	$293	$36
Property, plant and equipment expenditures	$98	$44

Performance

Gross profit from our copper business unit was $293 million in the first quarter compared with $36 million a year ago. Gross profit before depreciation and amortization increased by $220 million in the first quarter compared with a year ago (see table below). This was primarily due to higher realized prices and sales volumes of copper, zinc and molybdenum combined with lower unit operating costs. Depreciation and amortization charges were $37 million lower than the first quarter a year ago primarily as a result of our asset impairment charge in respect of Quebrada Blanca recorded in the fourth quarter of 2017 and the extension of the mine life until the third quarter of this year.

Copper production in the first quarter increased by 16% from a year ago primarily due to higher ore grades at Highland Valley Copper. Production in the first half of 2017 was affected by significantly lower grades, which improved as 2017 progressed and have remained stable in the current quarter. Largely as a result of this, our cash unit costs in the first quarter before by-products decreased by 9% to US$1.70 per pound compared to US$1.86 per pound during the

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same period a year ago. Due to significantly higher production of zinc and molybdenum combined with substantially higher zinc and molybdenum prices, cash unit costs after by-product credits decreased to US$1.15 per pound compared to US$1.55 per pound during the same period last year.

The table below summarizes the changes in gross profit, before depreciation and amortization, in our copper business unit for the quarter:

(CAD$ in millions)	Three months ended March 31,

As reported in the first quarter of 2017	$195
Increase (decrease):
Copper price realized	105
Sales volumes	31
Co-product and by-product contribution	56
Unit operating costs	49
Collective agreement charge (2017)	2
Foreign exchange	(23)
Net increase	220
As reported in current quarter	$415

Property, plant and equipment expenditures totaled $98 million, including $22 million for sustaining capital and $61 million for new mine development related to the Quebrada Blanca Phase 2 project. Capitalized stripping costs were $43 million in the first quarter, $6 million higher than a year ago.

Markets

London Metal Exchange (LME) copper prices in the first quarter of 2018 averaged US$3.16 per pound, up 2.2% from the fourth quarter of 2017 and 19% from the same quarter a year ago. Copper prices hit a four-year high in January at US$3.27 per pound due to an improved outlook on Chinese demand. Prices stayed within a range of US$3.15 to US$3.25 per pound for most of the first quarter before coming off the highs towards the end of the quarter following several large single day deliveries of cathode into the LME warehouses. In spite of these deliveries, strong manufacturing activity in the U.S., Europe and China continued to drive global demand growth through 2017 and into 2018. Industrial activity still looks broadly supportive of healthy demand expansion for another few years, however, recent concerns over trade talks and tariffs have increased volatility in equities and commodities markets.

Total exchange inventories including LME, Shanghai Futures Exchange (SHFE) and Comex are up 66% or 350,000 tonnes in the first three months of 2018 to almost 900,000 tonnes or 13.8 days of global consumption. This is the highest stock level on a tonnage basis since April 2013, but still only slightly above the 20-year average of 11.9 days of global consumption. Stocks on the LME rose by 181,350 tonnes to 383,075 tonnes in the quarter and stocks in SHFE warehouses increased 155,722 tonnes to 306,211 tonnes, their highest level since March 2016. Refined cathode imports into China were up 8% in the first two months over last year and concentrate imports were up 16% in the first two months of 2018 despite a late Chinese New Year. Recent changes to scrap import regulations in China have seen imports of copper contained in scrap fall 40% in the first two months.

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Global mine production is currently projected by Wood Mackenzie to rise only 0.6% in 2018 or 128,000 tonnes after an allowance for disruptions. Demand for copper cathode is expected to increase by just over 2%, or 400,000 tonnes, with refined production sufficient to supply the metal market. Wood Mackenzie expects the difference between mine production and cathode demand to be satisfied with increased scrap availability and a drawdown of concentrate inventories. Demand in China is expected to remain strong, due in part to spending on the One Belt — One Road initiative and the building of a new economic area outside of Beijing.

Operations

Highland Valley Copper

Copper production was 27,300 tonnes in the first quarter, or 10,900 tonnes higher than a year ago, primarily due to substantially higher grades and improved recoveries. Copper ore grades and recoveries were higher than expected and similar to those experienced in the fourth quarter of 2017, as we adjusted plans to mine in higher-grade areas of the Valley pit due to short-term geotechnical considerations in the Lornex pit. Molybdenum production of 2.6 million pounds was 1.0 million pounds higher than a year ago due to higher grades.

While we expect average annual copper grades and recoveries to be better in 2018 than those experienced in 2017, the higher grades realized in the first quarter are not expected to continue for the balance of 2018 as we mine ore from lower grade sections of the Lornex and Valley pits.

Operating costs were 13% higher than the same period last year primarily due to increased sales volumes, higher maintenance costs and diesel prices. As a result of the significant increase in copper and molybdenum production, unit operating costs were substantially lower than a year ago.

Antamina

Copper production in the first quarter was 21% higher than a year ago at 108,200 tonnes as a result of higher copper grades and recoveries. Antamina processed less copper-only ore and more copper-zinc ore than during the same period last year. The mix of mill feed in the quarter was 61% copper-only ore and 39% copper-zinc ore, compared with 67% and 33%, respectively, a year ago. Zinc production increased 24% from last year to 89,900 tonnes, primarily due to increased processing of copper-zinc ores and higher grades.

Operating costs in the first quarter were similar to a year ago as higher maintenance expenses and increased worker participation costs tied to higher profitability were mostly offset by a modest rise in inventory levels due to the timing of shipments.

Carmen de Andacollo

Copper production in the first quarter of 16,700 tonnes was 18% lower than a year ago due to lower grades as anticipated in the mine plan.

Operating costs were 3% lower in the first quarter than a year ago due to the timing of major mill maintenance and lower electricity prices in 2018.

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Quebrada Blanca

Since the first quarter of 2017, all supergene ore mined has been sent directly to the dump leach circuit. This has resulted in lower recovery and a longer leaching cycle at reduced operating costs compared to the previous operation of the heap leach circuit. As a result of these changes, copper production in the first quarter decreased to 6,100 tonnes compared with 6,900 tonnes a year ago.

Mining of the supergene ore was previously planned to be completed in the second quarter, but the mine plan has now been extended to the end of the third quarter. Cathode production will carry on into early 2020, as leaching of the dump material and secondary extraction continue.

Operating costs were $12 million lower than a year ago, as the same period last year included one-time charges related to the significant workforce reductions in connection with the change to dump leach only operation and the settlement of two of three existing labour agreements.

Depreciation and amortization charges decreased by $36 million compared with a year ago partly due to the asset impairment charge taken in the fourth quarter of 2017 and the extension of the mine life until the third quarter of 2018.

Cost of Sales

Unit cash costs of product sold in the first quarter of 2018 as reported in U.S. dollars, before cash margins for by-products, were US$1.70 per pound compared to US$1.86 per pound in the same period a year ago. The lower unit costs were primarily due to higher copper production at Highland Valley Copper as a result of higher grades combined with lower aggregate treatment and refining charges.

Cash margin for by-products increased significantly to US$0.55 per pound compared with US$0.31 per pound in the same period a year ago. This was primarily due to higher prices as well as higher zinc and molybdenum sales volumes. The higher by-product credits resulted in unit cash costs for copper, after by-products, of US$1.15 per pound compared to US$1.55 in the same period a year ago.

	Three months ended March 31,
(amounts reported in US$ per pound)	2018	2017

Adjusted cash cost of sales[1]	$1.51	$1.63
Smelter processing charges	0.19	0.23
Total cash unit costs before by-product margins[1]	$1.70	$1.86
Cash margin for by-products1 2	(0.55)	(0.31)
Total cash unit costs after by-product margins[1]	$1.15	$1.55

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	By-products includes both by-products and co-products.

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Outlook

We continue to expect 2018 copper production to be in the range of 270,000 to 285,000 tonnes and full year copper unit costs to be in the range of US$1.80 to US$1.90 per pound before margins from by-products and US$1.35 to US$1.45 per pound after by-products based on current production plans, by-product prices and exchange rates.

Copper Development Projects

Quebrada Blanca Phase 2

Quebrada Blanca Phase 2 is expected to have an initial mine life of 25 years, based on reserves only, which make up approximately 25% of the combined reserve and resource. Annual production capacity is expected to be 300,000 tonnes of copper equivalent production per year for the first five years of mine life. Project activities during the quarter focused primarily on execution readiness activities, advancing detailed engineering and design, and continuing progress on the Social and Environmental Impact Assessment (SEIA) regulatory approval process.

A decision to proceed with development will be contingent upon regulatory approvals and market conditions, among other considerations. Given the timeline of the regulatory approval process, such a decision is not expected before the second half of 2018. Project development expenditures for the first nine months of 2018 are expected to be approximately US$250 million. Total spending in 2018 will depend on the timing of regulatory approvals and potential sanction decision in the second half of 2018.

Subsequent to the quarter ended March 31, 2018, we acquired an additional 13.5% interest in Compañía Minera Teck Quebrada Blanca S.A. (QBSA) through the purchase of Inversiones Mineras S.A. (IMSA), a private Chilean company. The acquisition brings our interest in QBSA to 90%. ENAMI, a Chilean State agency, holds a 10% preference share interest in QBSA, which does not require ENAMI to fund capital spending.

The purchase price consists of US$52.5 million paid in cash on closing, an additional payment of US$60 million payable on the issuance of the major approval of the social and environmental impact assessment for the QB2 project and the expiry of certain appeal rights, and a further US$50 million payable within 30 days of the commencement of commercial production at QB2. Additional amounts may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, up to a cumulative maximum of US$100 million if commencement of commercial production occurs prior to January 21, 2024, or up to a lesser maximum in certain circumstances thereafter.

14     Teck Resources Limited 2018 First Quarter News Release

NuevaUnión

At the end of the first quarter of 2018, a Prefeasibility Study (PFS) on the NuevaUnión project was completed which incorporates key design changes to improve project economics and respond to community and Indigenous peoples’ input. NuevaUnión is a joint venture owned 50% by Teck and 50% by Goldcorp Inc.

The PFS confirms the synergies expected through combining Teck and Goldcorp’s previously separate Relincho and La Fortuna (formerly El Morro) projects and the benefits of ongoing early engagement with communities and Indigenous peoples, including:

—	Long-life asset that can operate through multiple price cycles;
—	Phased development approach that reduces initial capital investment and execution risk;
—	Low C1 cash costs in the first phases of development;
—	Extended mine life from 32 to 36 years, not including 205 million tonnes of inferred resources contained within the current pit designs;
—	Reduced environmental footprint, infrastructure requirements and energy and water use;
—	The use of desalinated water during operations to protect freshwater resources;
—
Relocation of the tailings facility to the Relincho site in response to concerns expressed by local communities of the previously proposed El Morro tailings facility location within the agriculturally important Huasco River watershed; and

—	Significant further resource expansion potential and project optimization opportunities.

The PFS estimates an initial capital cost for the Phase 1 development of the project on a 100% basis of US$3.4 to US$3.5 billion (not including working capital or interest during construction). Phase 2 development of the project will require additional capital investment to link in the La Fortuna site. Mining the higher-grade portions of Relincho in Phase 1 will allow the project to help fund Phase 2 from project cash flows. Initial production from the La Fortuna mine in Phase 2 will also focus on higher grade areas, providing significant cash flows in the early years of this phase. As a result, the PFS contemplates average annual production of 224,000 tonnes of copper, 269,000 ounces of gold and 1,700 tonnes of molybdenum in concentrate for the first full five years of mine life, or approximately 283,000 tonnes per year of copper equivalent production over the first full five years of mine life. Average C1 cash costs are estimated to be US$0.71 per pound payable copper for the first full five years of production, helped by high initial gold and copper grades at La Fortuna.

The Relincho and La Fortuna deposits will be bulk open-pit mining operations that will be developed in three production phases. Phase 1 (operating years 1 — 3) sees mining activities and construction of processing and ancillary facilities at the Relincho site. The proposed nominal ore-processing rate in Phase 1 is 104,000 tonnes per day. In Phase 2 (operating years 4 — 18), mining activities transfer to the La Fortuna site utilizing an ore conveyance system to transport ore to the processing facilities at Relincho. The proposed nominal ore-processing rate is 116,000 tonnes per day in Phase 2. Phase 3 (operating years 19 — 36) sees mining activities transfer back to Relincho with an expansion to the processing and ancillary facilities increasing the nominal ore processing rate to 208,000 tonnes per day.

The PFS design covers a processing plant, tailings management facilities and ancillary facilities at the Relincho site and a conveyor system to transport ore from the La Fortuna mine to the concentrator at Relincho. It also includes power transmission lines and substations, a desalination plant, concentrate filtration plant, port and marine structures on the coast and both

15     Teck Resources Limited 2018 First Quarter News Release

desalinated water and concentrate pipeline and pumping systems between the coast and the concentrator site.

The mineral reserve and mineral resource estimates set out in the tables below are reported on a 100% basis, as at March 31, 2018. Mineral resources are reported separately from and do not include that portion of mineral resources classified as mineral reserves.

Relincho Mineral Reserve

	Tonnes (million)	Copper Grade (%Cu)	Molybdenum Grade (%Mo)
Proven	552.2	0.34	0.014
Probable	899.8	0.36	0.017
Total	1,452.0	0.35	0.016

Relincho Mineral Resources

	Tonnes (million)	Copper Grade (%Cu)	Molybdenum Grade (%Mo)
Measured	132.4	0.23	0.007
Indicated	329.2	0.31	0.011
Total M&I	461.6	0.29	0.010
Inferred	589.8	0.37	0.013

Notes:
1)	Mineral Reserves and Mineral Resources are reported on a 100% basis using an average NSR cut-off of USD 8.50/t, which assumes metal prices of USD 3.00/lb copper and USD 7.50/lb molybdenum.
2)	Mineral Reserves are contained within a Life of Mine (LOM) pit design. Mining will use conventional open pit methods and equipment with a stockpiling strategy.
3)	Metallurgical recoveries used to define Mineral Reserves and Mineral Resources average 88% for copper and 48% for molybdenum, but are variable by block.
4)	Pit slope inter-ramp angles used to define Mineral Reserves and Mineral Resources vary from 44–48º. The LOM strip ratio is 1.0 (Waste:Ore).
5)	Processing costs are USD 5.48/t of material milled and include concentrator and tailings management facility (TMF).
6)	Desalination costs, make-up water, concentrate transport, port, and general and administrative (G&A) are USD 2.97/t milled.
7)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8)
Mineral Resources include inferred resources occurring within the LOM pit design and material contained within a conceptual measured, indicated and inferred optimized pit shell generated using the same economic and technical parameters as used for Mineral Reserves.

9)	Tonnage is reported in metric units, copper and molybdenum grades are reported as percentages.
10)	Rounding may result in apparent summation differences between tonnes, grade and contained metal content where classification categories are combined.

La Fortuna Mineral Reserve

	Tonnes (million)	Copper Grade (%Cu)	Gold Grade (g/t Au)
Proven	333.6	0.58	0.55
Probable	243.2	0.45	0.38
Total	576.8	0.53	0.48

16     Teck Resources Limited 2018 First Quarter News Release

La Fortuna Mineral Resources

	Tonnes (million)	Copper Grade (%Cu)	Gold Grade (g/t Au)
Measured	0.4	0.56	0.47
Indicated	52.8	0.67	0.85
Total M&I	53.2	0.67	0.85
Inferred	377.0	0.51	0.55

Notes:
1)	Mineral Reserves and open pit Mineral Resources are reported on a 100% basis using an average NSR cut-off of USD 10.0/t, which assumes metal prices of USD 3.00/lb copper and USD 1,250/oz gold.
2)	Mineral Reserves are contained within a Life of Mine (LOM) pit design. Mining will use conventional open pit methods and equipment with a stockpiling strategy.
3)	Metallurgical recoveries used to define Mineral Reserves and Mineral Resources average 86% for copper and 66% for gold, but are variable by block.
4)	Pit slope inter-ramp angles used to define Mineral Reserves and Mineral Resources vary from 40–44º for Mineral Reserves. The LOM strip ratio for Mineral Reserves is 3.53 (Waste:Ore).
5)	Processing costs are USD 6.22/t of material milled and include concentrator and tailings management facility (TMF).
6)	Desalination costs, make-up water, concentrate transport, port, and general and administrative (G&A) are USD 2.97/t milled.
7)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8)
Open pit Mineral Resources include inferred resources occurring within the LOM pit design and are reported using the same cut-off as used for Mineral Reserves.  All Mineral Resources outside of the LOM pit design are defined using a conceptual underground mining envelope. This approach assumes same recoveries, metal prices, processing and G&A costs as used for the open pits but with mining costs and dilution assumptions that are more appropriate to bulk underground mining.

9)	Tonnage is reported in metric units; copper grades are reported as percentages and gold grades are reported as grams per tonne.
10)	Rounding may result in apparent summation differences between tonnes, grade and contained metal content where classification categories are combined.

Estimated key project operating parameters are summarized in the following table.

	Phase 1 Year 1 to 3	Phase 2 Year 4 to 18	Phase 3 Year 19 to 36	Life of Mine

Strip ratio (tonnes waste ore)	0.33:1	3.53:1	1.02:1	1.70:1
Tonnes milled (tonnes per day)[4]	104,000	116,000	208,000	160,000
Copper grade (%Cu)	0.50	0.51	0.34	0.40
Molybdenum grade (%Mo)[1]	0.026	0.019	0.015	0.016
Gold grade (g/t Au)[2]	–	0.48	–	0.48
Contained copper production (tonnes per annum)[4]	156,000	183,000	218,000	206,000
Contained molybdenum production (tonnes per annum)[1,4]	3,900	260	5,400	5,000
Contained gold production (ounces per annum)[2,4]	–	395,000	–	395,000
Contained copper equivalent production (tonnes per annum)[3,4]	169,000	261,000	236,000	251,000

Notes:
1)
Life of Mine (LOM) molybdenum grade and contained molybdenum production relates only to the average grade from Relincho ore. Some stockpiled ore from Relincho is processed in Phase 2 on a campaign basis.

2)	LOM gold grade and gold production relates only to the average grade from La Fortuna ore.
3)	Copper equivalent figures are calculated by converting molybdenum production into equivalent copper tonnage US$10 per pound molybdenum, and US$1,300 per ounce gold.

17     Teck Resources Limited 2018 First Quarter News Release

4)	LOM results do not include the first and last year of mine life.

Estimated operating and capital costs are summarized in the following table.

	Phase 1 Year 1 to 3	Phase 2 Year 4 to 18	Phase 3 Year 19 to 36	Life of Mine

Initial Capital (US$, millions)	3,400 — 3,500
Major Enhancement Capital (US$, millions)	–	2,600 — 2,700	1,000
Sustaining Capital (US$, millions)	100	800 — 850	1,100 — 1,200	2,000 — 2,100
Operating Costs (US$/tonne milled)	12	17	10	12 — 13
C1 Cash Costs (US$/payable pound Cu)[1]	1.43	0.79	1.76	1.37

Notes:
1)	C1 cash costs are presented after by-product credits assuming US$10 per pound of molybdenum and US$1,300 per ounce gold.

NuevaUnión is a multi-generational, long-life development opportunity. Numerous opportunities to improve project economics were identified in the PFS, some of which are included in the current project design, such as the use of High Pressure Grinding Rolls in the comminution circuit. Evaluation and optimization of these opportunities will continue in a value-creation phase over the next three to four months before starting feasibility level engineering in the second half of 2018. Detailed project economics will be released with the completion of the Feasibility Study.

Social and environmental baseline work is ongoing, and a potential EIA permit application could be submitted during the Feasibility Study phase, which is expected to last approximately twelve months. We look forward to continuing to build meaningful relationships with communities, Indigenous peoples and other stakeholders that will help guide the project’s development and create greater value for all parties.

Project Satellite

In the first quarter of 2018, we continued to advance our Project Satellite initiative to surface value from five substantial base metals assets located in stable jurisdictions in the Americas: Zafranal, San Nicolás, Galore Creek, Schaft Creek and Mesaba.

The current focus of the Satellite initiative is on environmental and social baseline studies, community engagement programs, engineering and design work to prepare social and environmental impact assessments and development permit applications on Zafranal and San Nicolás, which are the two most advanced projects.

At the Zafranal copper-gold project in southern Peru, the project team is advancing technical and engineering work in support of a Feasibility Study along with expanded community engagement activities and permitting work that is necessary to prepare a social and environmental impact assessment (SEIA). We expect to complete the Feasibility Study and submit the SEIA during the fourth quarter of 2018. Planned spending in 2018 is $35 million, which is included in capital expenditures for new mine development for our copper business unit.

18     Teck Resources Limited 2018 First Quarter News Release

At the San Nicolás copper-zinc-silver-gold project in Zacatecas, Mexico, a significant drill program of approximately 35,500 meters commenced in the first quarter of 2018 including infill, geotechnical, hydrogeological and exploration drill holes. In addition, the project team continues to advance social and environmental baseline studies, community engagement activities, preliminary hydrogeological studies and project engineering programs in support of a Prefeasibility Study and an SEIA. We expect to complete the Prefeasibility Study in the second half of 2019. Planned spending in 2018 is $30 million, which is included in capital expenditures for new mine development for our copper business unit.

Work programs including mapping, sampling, drilling, environmental and social baseline studies, and focused engineering work will be carried out on each of the Galore Creek (copper-gold-silver), Schaft Creek (copper-molybdenum-gold-silver) and Mesaba (copper-nickel-platinum group elements) projects in 2018. Planned spending in 2018 for the three projects is $12 million, which will be included in exploration expenses.

ZINC BUSINESS UNIT
	Three months ended March 31,
(CAD$ in millions)	2018	2017

Zinc price (realized — US$/pound)	$1.55	$1.26
Production (000’s tonnes)
Refined zinc	79	78
Zinc in concentrate[1]	128	130
Sales (000’s tonnes)
Refined zinc	77	76
Zinc in concentrate[1]	119	115
Gross profit before depreciation and amortization[2]	$292	$205
Gross profit	$251	$164
Property, plant and equipment expenditures	$51	$42

Note:
1)	Represents production and sales from Red Dog and Pend Oreille. Excludes co-product zinc production from our copper business unit.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Performance

Gross profit from our zinc business unit was $251 million in the first quarter compared with $164 million a year ago. Gross profit before depreciation and amortization increased by $87 million (see table below) due primarily to higher zinc prices, partially offset by the higher royalty expense at Red Dog, which increased by 5% to 35% in the fourth quarter of 2017.

Refined zinc production from our Trail Operations in the first quarter was similar to the same period a year ago. At Red Dog, zinc production was also similar to a year ago as an increase in higher grade Qanaiyaq ore mostly offset reduced mill throughput due to weather-related shutdowns of the facilities.

19     Teck Resources Limited 2018 First Quarter News Release

The table below summarizes the gross profit change, before depreciation and amortization, in our zinc business unit for the quarter.

(CAD$ in millions)	Three months ended March 31,

As reported in the first quarter of 2017	$205
Increase (decrease):
Zinc price realized	116
Sales volumes	8
Co-product and by-product contribution	5
Royalties	(29)
Foreign exchange	(13)
Net increase	87
As reported in current quarter	$292

Property, plant and equipment expenditures include $39 million for sustaining capital, which included $28 million at our Trail Operations and $8 million at Red Dog.

Markets

London Metal Exchange (LME) zinc prices averaged US$1.55 per pound in the first quarter of 2018, an increase of 5.7% over the previous quarter and up 23% over the same quarter last year. Zinc reached a 10-year high in February at just over US $1.64 per pound, a price last seen in July 2007.

Total reported zinc exchange stocks including LME and SHFE rose 113,000 tonnes in the first quarter to 363,720 tonnes. Total exchange stocks are down over 1.16 million tonnes from the end of 2012 and are now estimated at 9.0 days of global consumption, well below the 25-year average of 23.2 days.

Global demand for refined zinc was slower in the first quarter of 2017, with galvanized steel production down 0.3% year to date over the same period last year according to CRU. In China, CRU estimates that galvanized steel production fell 2.0% in the first quarter compared with the same period last year.

Wood Mackenzie is forecasting an increase in global zinc mine production of 4.6% in 2018 to 13.6 million tonnes and that refined zinc production will be limited to a 3.8% increase to 14.1 million tonnes. Demand is projected to grow by 2.0% to 14.6 million tonnes, leaving the market in deficit again this year. Environmental inspections, resulting in closures and production curtailments at both mines and smelters in China, continue to limit production in Asia. Spot treatment charges remained at historically-low levels throughout the quarter, reflecting the tightness in the concentrate market.

20     Teck Resources Limited 2018 First Quarter News Release

Operations

Red Dog

Zinc production of 121,500 tonnes in the first quarter was similar to last year as lower mill throughput was offset by higher grades and recoveries. Mill throughput was adversely affected by extreme winter conditions that closed the concentrate haulage road connecting to the port storage facility for over two weeks during the quarter, forcing numerous slowdowns and shutdowns of milling operations due to limited storage capacity at the mine site. Lead production of 19,700 tonnes declined by 9,200 tonnes compared with a year ago due to lower grades and recoveries.

In early 2017, the amount of higher-grade Qanaiyaq ore sent to the mill for processing was reduced due to complex metallurgy and weathering during the early stages of pit development. As we gained processing experience with this ore, and deepened the pit to access less weathered ore, the amount of Qanaiyaq ore in the mill feed blend increased to 20% during the first quarter of 2018. We expect to maintain this feed ratio of Qanaiyaq ore through 2018.

Zinc sales of 111,200 tonnes in the first quarter were slightly ahead of our previous guidance of 110,000. Market demand for zinc concentrates remains strong and is reflected in spot treatment charges, which continue to be significantly below annual contract terms. Offsite zinc inventory available-for-sale from March 31, 2018 was approximately 105,000 tonnes of contained metal.

Operating costs in the first quarter of US$31 million were similar to last year. Capitalized stripping costs were US$4 million in the first quarter compared with US$7 million in the same period a year ago.

In accordance with the operating agreement between Teck and NANA Regional Corporation Inc. governing the Red Dog mine, we pay a royalty based on net proceeds of production each quarter. This royalty rate increases by 5% every five years to a maximum of 50%. The royalty rate through September 30, 2017, was 30% and increased to 35% effective October 1, 2017.

We continue to expect Red Dog’s production of contained metal in 2018 to be in the range of 525,000 to 545,000 tonnes of zinc and 95,000 to 100,000 tonnes of lead.

Trail Operations

Refined zinc production of 79,000 tonnes in the first quarter was slightly higher than the same period a year ago.

Refined lead production in the first quarter of 19,900 tonnes was 16% lower than a year ago. This was primarily the result of treating lower grade lead concentrates compared to last year due to operating disruptions at some mines that supply lead concentrates, which required alternative concentrates to be processed. Silver production was 25% lower than a year ago primarily due to changes to the lead concentrate feed mix.

Operating costs were similar to a year ago at $99 million in the first quarter.

Sustaining capital expenditures in the quarter included $19 million for the Number 2 Acid Plant and $9 million for various small projects.

21     Teck Resources Limited 2018 First Quarter News Release

We continue to expect Trail Operations to produce 305,000 to 310,000 tonnes of refined zinc, approximately 70,000 tonnes of refined lead and approximately 16 to 18 million ounces of silver in 2018.

Pend Oreille

Zinc production during the first quarter of 6,700 tonnes was 26% lower than a year ago as additional ground support requirements reduced availability of higher grade ore sources.

We continue to expect production in 2018 to be approximately 35,000 tonnes of zinc in concentrate. Production rates beyond 2018 are uncertain, although the potential exists to extend the mine life at similar rates for several more years.

Cost of Sales

Unit cash costs of product sold in the first quarter of 2018 as reported in U.S. dollars, before cash margins for by-products, were US$0.56 per pound compared to US$0.57 per pound a year ago. Unit cash costs for zinc, after by-products, of US$0.55 per pound were the same as a year ago.

	Three months ended March 31,
(amounts reported in US$ per pound)	2018	2017

Adjusted cash cost of sales[1]	$0.30	$0.29
Smelter processing charges	0.26	0.28
Total cash unit costs before by-product margins[1]	$0.56	$0.57
Cash margin for by-products1 2	(0.01)	(0.02)
Total cash unit costs after by-product margins[1]	$0.55	$0.55

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	By-products includes both by-products and co-products.

ENERGY BUSINESS UNIT

Fort Hills Mining & Processing Operations

Oil production from the first of three secondary extraction trains commenced on January 27, followed by the second train on March 23. By the end of March, Fort Hills was producing over 100,000 barrels per day of PFT bitumen. The last secondary extraction train and the last solvent recovery unit are scheduled to be completed and commissioned in the second quarter of 2018 and total production is expected to reach full capacity by the end of 2018. Systems in operation are currently running well and plant start-up has exceeded expectations with respect to both production volumes and product quality.

Following an agreement between the Fort Hills partners regarding funding, our interest in the project has increased to 21.3%.

22     Teck Resources Limited 2018 First Quarter News Release

Fort Hills produced 5 million barrels of bitumen in the first quarter, including the production of froth used for commissioning. Our share of that production, including froth, was 1.1 million barrels, which is in line with our annual guidance. Our share of blend sales for the period was 0.4 million barrels. Our downstream logistics arrangements have performed as expected.

The secondary extraction paraffinic froth treatment process allows Fort Hills bitumen to be blended and delivered directly to our customers without further upgrading. As a result, the Fort Hills bitumen will require less blending diluent to meet pipeline specifications. Further, it will be among the lowest life cycle carbon intensity of any Canadian oil sands production, with a lower carbon intensity than about half of the oil currently refined in the U.S.

In the first quarter, our share of Fort Hills capital expenditures were $136 million, including $13 million for major enhancements, $5 million for sustaining capital and $118 million in construction and infrastructure costs.

We continue to capitalize all revenue and costs associated with the project as work continues to complete the project. Accordingly, we capitalized an additional $71 million of costs net of preproduction revenues during the final construction and ramp-up phase. We will begin to record operations in profit and loss when the project is available for full operation, which is expected during the second quarter.

Frontier Energy Project

The regulatory application review of Frontier is continuing with a federal-provincial panel reviewing information filed to date. The regulatory review process is expected to continue through 2018, making 2019 the earliest a federal decision statement is expected for Frontier. Our expenditures on Frontier are limited to supporting this process. We continue to evaluate the future project schedule and development options as part of our ongoing capital review and prioritization process.

Markets

Net bitumen realizations are influenced by the North American crude oil benchmark prices of NYMEX WTI, Canadian heavy crude oil (WCS at Hardisty is a common reference) and diluent (condensate at Edmonton). Bitumen price realizations can also be affected by specific bitumen quality and spot sales.

In the first quarter of 2018, the North American crude oil benchmark price of NYMEX WTI averaged US$62.87 per barrel, a 21% increase versus the first quarter of 2017 and a 13% increase versus the fourth quarter of 2017.

The price for Western Canadian Select (WCS), the main benchmark for Canadian heavy blended crude oil, averaged US$38.59 per barrel in the first quarter of 2018, a 3% increase over the first quarter of 2017 and an 11% decrease from the fourth quarter of 2017.

In the first quarter of 2018, the price for Western Canadian Condensate averaged US$63.06 per barrel, a 23% increase versus the first quarter of 2017 and a 9% increase versus the fourth quarter of 2017.

23     Teck Resources Limited 2018 First Quarter News Release

The global crude oil supply/demand balance entered 2018 on a positive note with demand growth estimated at over 1.5 million barrels per day, and reduced global inventories as a result of production curtailments. As prices increase, downside price risk is becoming evident as North American crude oil supply growth is expected to be over one million barrels per day, particularly from U.S. shale producers. OPEC and Russia production curtailments are expected to continue throughout 2018 to balance off non-OPEC supply growth of approximately 2 million barrels per day.

Relative to the 2017 average, Canadian heavy oil price differentials widened in the first quarter of 2018 on pipeline outages, high inventories and new production being brought on line with no commensurate increase in Canadian export pipeline capacity. With incremental transportation contracted for via rail service, differentials for the second quarter have started to narrow.

Outlook

We continue to expect our share of 2018 bitumen production to be in the range of 7.5 million to 9.0 million barrels, with a range of 12,000 to 20,000 barrels per day in the second quarter, 24,000 to 28,000 barrels per day in the third quarter and 32,000 to 36,000 barrels per day in the fourth quarter.

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $83 million in the first quarter compared with income of $12 million a year ago. Significant items include negative pricing adjustments of $11 million, $19 million of commodity derivative losses and $27 million in share-based compensation. The commodity derivative losses result from our short-term zinc and lead positions and from derivatives embedded in our gold and silver streaming agreements. This compares with $38 million of positive pricing adjustments, $46 million of commodity derivative gains and $24 million of share-based compensation expense last year.

The table below outlines our outstanding receivable positions, provisionally valued at March 31, 2018 and December 31, 2017.

	Outstanding at		Outstanding at
	March 31, 2018		December 31, 2017
(payable pounds in millions)	Pounds	US$/lb	Pounds	US$/lb
Copper	130	3.04	138	3.26
Zinc	158	1.51	197	1.50

Our finance expense of $45 million in the first quarter decreased by $34 million from a year ago. Our finance expense includes the interest expense on our debt, finance fees and amortization, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. The primary reasons for the decrease in our finance expense were the lower outstanding debt balances and the favorable effect of a stronger Canadian dollar on our U.S. dollar denominated debt. In addition, a higher amount of interest was capitalized against our development projects, including $49 million for Fort Hills and $40 million for Quebrada Blanca Phase 2, reflecting our increased carrying values of both of these projects compared with a year ago. Interest

24     Teck Resources Limited 2018 First Quarter News Release

capitalization will cease when each project reaches commercial production, which will result in an increase in our interest expense, but have no effect on our cash payments. Fort Hills is expected to achieve commercial production in the second quarter of 2018.

Non-operating expense in the fourth quarter was $12 million, which was the loss on the revaluation of the call option on our 8.5% long-term notes.

Income and resource taxes for the quarter were $407 million, or 35% of pre-tax profits. This effective tax rate is higher than the Canadian statutory income tax rate of 27% as a result of resource taxes and higher rates in some foreign jurisdictions. Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes, in Canada. We remain subject to cash taxes in foreign jurisdictions.

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	March 31,		December 31,
	2018		2017

Term notes	$4,809		$4,831
Unamortized fees and discounts	(39)		(40)
Other	273		286
Total debt (US$ in millions)	$5,043		$5,077

Canadian $ equivalent[1]	6,503		6,369
Less cash balances	(1,209)		(952)
Net debt	$5,294		$5,417

Debt to debt-plus-equity ratio2 3	24%		24%
Net-debt to net-debt-plus-equity ratio[2]	20%		21%
Debt to EBITDA ratio[2]	1.1	x	1.1	x
Net debt to EBITDA ratio[2]	0.9	x	1.0	x
Average interest rate	5.7%		5.7%

Notes:
1)	Translated at period end exchange rates.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	Our revolving credit facility requires us to maintain a debt to debt-plus-equity ratio not greater than 50%.

In the first quarter of 2018, US$22 million of our public notes matured and were repaid, leaving the principal balance of our public notes at US$4.8 billion.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. The only financial covenant under our bank agreements is the

25     Teck Resources Limited 2018 First Quarter News Release

requirement for our debt to debt-plus-equity ratio not to exceed 50%, which was 24% at March 31, 2018.

Our committed credit facilities are our US$3.0 billion revolving credit facility maturing October 2022 and our US$1.2 billion revolving credit facility maturing October 2020.

As at March 31, 2018, there were no amounts outstanding under the US$3.0 billion facility and US$730 million of letters of credit were outstanding under the US$1.2 billion facility. Of those letters of credit, an aggregate of US$597 million were issued in respect of long-term power purchase agreements for the Quebrada Blanca Phase 2 project and $167 million in respect of certain long-term transport service agreements for our share of the Fort Hills project.

We also have various other uncommitted credit facilities and arrangements that secure our reclamation and other obligations in the amount of approximately $2.1 billion. We may be required to post additional security in respect of reclamation at our sites in future periods as regulatory requirements change and closure plans are updated.

On April 18, 2018, Moody’s upgraded our corporate rating one notch to Ba1 with a stable outlook. S&P and Fitch rate us at BB+, with a stable outlook from S&P and a positive outlook from Fitch.

Operating Cash Flow

Cash flow from operations was $1.1 billion in the first quarter compared with $1.3 billion a year ago. Our cash flows benefitted from the higher realized copper and zinc prices in the first quarter, however as further described below, we had a significant use of cash for working capital items that reduced our cash flows from operations compared with a year ago.

Changes in working capital were significant in the first quarter as we had a $304 million use of cash in the period. Accounts payable were reduced by approximately $200 million, partly due to the payment of the seasonally larger fourth quarter NANA royalty at Red Dog and the ramp-up of production at Fort Hills resulted in a build-up of working capital related to that operation, primarily inventories.

Investing Activities

Expenditures on property, plant and equipment were $460 million in the first quarter, including $189 million of new mine development for the Fort Hills oil sands project, $139 million on sustaining capital and $56 million on major enhancement projects. The largest components of sustaining expenditures were $72 million at our steelmaking coal operations, $28 million at our Trail Operations and $11 million at Antamina. Included in new mine development for Fort Hills is $71 million of capitalized costs during the ramp-up phase.

Capitalized production stripping costs were $197 million in the first quarter compared with $152 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal mines.

26     Teck Resources Limited 2018 First Quarter News Release

The table below summarizes our year-to-date capital spending for 2018:

($ in millions)	Sustaining	Major Enhancement	New Mine Development	Sub-total	Capitalized Stripping	Total

Steelmaking coal	$72	$26	$–	$98	$149	$247
Copper	22	6	70	98	43	141
Zinc	39	11	1	51	5	56
Energy	5	13	194	212	–	212
Corporate	1	–	–	1	–	1
	$139	$56	$265	$460	$197	$657

Financing Activities

In February, we repaid US$22 million of notes that matured. Our debt maturities are set out in Note 8 to our interim financial statements and show that debt maturing before 2022 is only US$220 million.

Debt interest and finance charges paid were $129 million in the first quarter compared with $176 million a year ago.

Under our previously announced normal course issuer bid program, we repurchased $58 million of Class B subordinate voting shares in the first quarter and have now completed the $230 million share repurchase program authorized by our board in the fourth quarter of 2017.

We also paid our regular base quarterly dividend of $0.05 per share, which totaled $29 million in the first quarter and received $28 million in proceeds from employees exercising stock options.

OUTLOOK

The sales of our products are denominated in U.S. dollars while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at March 31, 2018, $3.7 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Demand for our products remains strong and prices for our products rose substantially in the past year, which have contributed additional revenues and cash flows. Production disruptions in the coal producing region of Australia caused by weather and other events in the past few years has also had an effect on available supplies and market prices. Variable growth rates in expanding

27     Teck Resources Limited 2018 First Quarter News Release

economies of China, India and other emerging markets have affected both demand and prices for some of our products. In addition, government policy changes, particularly in China, may have a significant positive or negative effect on the various products we produced. Price volatility will continue, but over the long-term, the industrialization of emerging economies, as well as infrastructure replacement in developed economies, will continue to be a major factor in the demand for the commodities we produce.

While price volatility remains a significant factor in our industry, we have taken significant steps to insulate our company from its effects. We have improved operations, reduced unit costs and are now enjoying significant gross profit cash margins. We have strengthened our balance sheet and credit ratings by reducing debt and completed our capital-intensive Fort Hills project. Further, the supply and demand balance for our products is favorable. Combined, these factors provide a significant positive outlook for the company.

The capitalization of interest ceases once major development projects reach commercial production. We expect our finance expense to increase substantially when Fort Hills reaches commercial production in 2018 as planned, partially offset by an increase in capitalized interest attributable to Quebrada Blanca Phase 2.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements, and settlements receivable and payable, and prepayment rights on certain long-term debt notes. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

28     Teck Resources Limited 2018 First Quarter News Release

GUIDANCE

Production Guidance

The table below shows our guidance for our share of production of our principal products for 2017 in 2018 and the following three years. There are no changes to the production guidance as reported in our 2017 annual report.

Units in 000’s tonnes (excluding steelmaking coal, molybdenum and bitumen)	2017	2018 Guidance	Three-Year Guidance 2019 — 2021

PRINCIPAL PRODUCTS
Steelmaking coal (million tonnes)	26.6	26 — 27	26.5 — 27.5
Copper1 2 3
Highland Valley Copper	93	95 — 100	120 — 140
Antamina	95	90 — 95	90 — 100
Carmen de Andacollo	76	63 — 68	60
Quebrada Blanca	23	20 — 24	–
	287	270 — 285	270 — 300
Zinc1 2 4
Red Dog	542	525 — 545	475 — 525
Antamina	84	85 — 90	90 — 100
Pend Oreille	33	35	–
	659	645 — 670	575 — 625
Refined zinc
Trail Operations	310	305 — 310	310 — 315
Bitumen (million barrels)2 5
Fort Hills	n/a	7.5 — 9.0	14
OTHER PRODUCTS
Lead[1]
Red Dog	111	95 — 100	85 — 100
Refined lead
Trail Operations	87	70	95 — 105
Molybdenum (million pounds)1 2
Highland Valley Copper	9.2	5.0	4.0 — 5.0
Antamina	2.0	1.8	2.5 — 3.0
	11.2	6.8	6.5 — 8.0
Refined silver (million ounces)
Trail Operations	21.4	16 — 18	-

Notes:
1)	Metal contained in concentrate.
2)
We include 100% of production from our Quebrada Blanca and Carmen de Andacollo mines in our production volumes, even though we own 76.5% (90% effective April 2018) and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production from Antamina, representing our proportionate equity interest in Antamina. We include 21.3% of production from Fort Hills, representing our estimated proportionate equity interest in Fort Hills.

3)	Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4)	Total zinc includes co-product zinc production from our Copper business unit.
5)
Guidance for Teck’s share of production at the Fort Hills mining and processing operations in 2018 is at our estimated working interest of 21.3%, and is 8,000 to 16,000 bitumen barrels per day in Q1 2018, 12,000 to 20,000 bpd in Q2 2018, 24,000 to 28,000 bpd in Q3 2018 and 32,000 to 36,000 bpd in Q4 2018. Production estimates for Fort Hills could be negatively affected by delays in or unexpected events involving the ramp-up of production from the project. Production estimates for Fort Hills and estimates of Fort Hills cash operating costs could be negatively impacted by delays in or unexpected events involving the ramp up of production from the project. Three-year production guidance is our share before any reductions resulting from major maintenance downtime.

29     Teck Resources Limited 2018 First Quarter News Release

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q1 2018	Q2 2018 Guidance

Steelmaking coal (million tonnes)	6.1	6.7
Zinc (000’s tonnes)[1]
Red Dog	111	80

Note:
1)	Metal contained in concentrate.

Unit Cost Guidance

The table below reports our unit costs for selected principal products for 2017 and our guidance for unit costs for selected principal products in 2018. There are no changes to the cost guidance as reported in our 2017 annual report.

(Per unit costs – CAD$/tonne)	2017	2018 Guidance

Steelmaking coal[1]
Site cost of sales	$52	$56 — 60
Transportation costs	37	35 — 37
Unit cost of sales — CAD$/tonne	$89	$91 — 97
(Per unit cash costs — US$/pound)
Copper[2]
Total cash unit costs	1.75	1.80 — 1.90

Net cash unit costs after by-product margins	$1.33	$1.35 — 1.45
Zinc[3]
Total cash unit costs	0.52	0.50 — 0.55

Net cash unit costs after by-product margins	$0.28	$0.30 — 0.35
(Cash operating cost in CAD$/barrel)
Bitumen[4]
Cash operating cost	n/a	$35 — 40	[4]

Notes:
1)
Steelmaking coal unit costs are reported in Canadian dollars per tonne. Steelmaking coal unit cost of sales include site costs, transport costs, and other and does not include deferred stripping or capital expenditures. See “Use of Non-GAAP Financial measures” section for further information.

2)
Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper total cash costs after by-product margins include adjusted cash cost of sales, smelter processing charges and cash margin for by-products including co-products. Assumes a zinc price of US$1.55 per pound, a molybdenum price of US$12 per pound, a silver price of US$16.50 per ounce, a gold price of US$1,325 per ounce and a Canadian/U.S. dollar exchange rate of $1.25. See Use of Non-GAAP Financial measures section for further information.

3)
Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc total cash costs after by-product margins are mine costs including adjusted cash cost of sales, smelter processing charges and cash margin for by-products. Assumes a lead price of US$1.15 per pound, a silver price of US$16.50 per ounce and a Canadian/U.S. dollar exchange rate of $1.25. By-products include both by-products and co-products. See Use of Non-GAAP Financial measures section for further information.

4)
Bitumen unit costs are reported in Canadian dollars per barrel. Cash operating cost represents costs for the Fort Hills mining and processing operations and do not include the cost of diluent, transportation, storage and blending. Guidance for Teck’s cash operating cost in 2018 is based on Suncor’s outlook for 2018 Fort Hills cash operating costs per barrel of CAD$70-CAD$80 in the first quarter, CAD$40-CAD$50 in the second quarter, CAD$30-CAD$40 in the third quarter, and CAD$20-CAD$30 in the fourth quarter. Judgement is required in determining the date that property, plant and equipment is available for use at Fort Hills. Until such time, revenues and associated costs will be capitalized. Management expects this date to be in the first half of 2018. Production estimates for Fort Hills and estimates of Fort Hills cash operating costs could be negatively affected by delays in or unexpected events involving the ramp up of production from the project. Bitumen cash operating costs is a non-GAAP financial measure.

30     Teck Resources Limited 2018 First Quarter News Release

Capital Expenditure Guidance

The table below reports our capital expenditures for 2017 and our guidance for capital expenditures in 2018.

(Teck’s share in CAD$ millions)	2017	Previous 2018 Guidance	Changes	Current 2018 Guidance
Sustaining
Steelmaking coal[1]	$112	$275	$–	$275
Copper	126	180	–	180
Zinc	168	230	–	230
Energy[2]	34	40	–	40
Corporate	4	5	–	5
	$444	$730	$–	$730
Major Enhancement
Steelmaking coal	$55	$160	$–	$160
Copper	8	70	–	70
Zinc	15	95	–	95
Energy[2]	-	90	–	90
	$78	$415	$–	$415
New Mine Development
Copper[3]	$186	$185	$190	$375
Zinc	36	35	–	35
Energy[2]	877	195	–	195
	$1,099	$415	$190	$605
Sub-total
Steelmaking coal	$167	$435	$–	$435
Copper	320	435	190	625
Zinc	219	360	–	360
Energy[2]	911	325	–	325
Corporate	4	5	–	5
	$1,621	$1,560	$190	$1,750
Capitalized Stripping
Steelmaking coal	$506	$390	$–	$390
Copper	147	145	–	145
Zinc	25	25	–	25
	$678	$560	$–	$560
Total
Steelmaking coal	$673	$825	$–	$825
Copper	467	580	190	770
Zinc	244	385	–	385
Energy[2]	911	325	–	325
Corporate	4	5	–	5
	$2,299	$2,120	$190	$2,310

Notes:
1)
For steelmaking coal, sustaining capital includes Teck’s share of water treatment charges of $3 million in 2017. Sustaining capital guidance includes Teck’s share of water treatment charges related to the Elk Valley Water Quality Plan, which are approximately $86 million in 2018. Steelmaking coal guidance for 2018 excludes $120 million of planned 2018 spending for port upgrades at Neptune Bulk Terminals, as Neptune Bulk Terminals is equity accounted on our balance sheet.

2)
For energy, Fort Hills capital expenditures guidance is at our estimated working interest of 21.3%, and does not include any capitalized revenue and associated costs. Judgment is required in determining the date that property, plant and equipment is available for use at Fort Hills. Until such

31     Teck Resources Limited 2018 First Quarter News Release

time, revenues and associated costs will be capitalized. Management expects this date to be in the first half of 2018. Major enhancement guidance for 2018 includes tailings management and new mine equipment at Fort Hills. New mine development guidance for 2018 includes expected spending at Fort Hills, assuming some further increase in our project interest and Frontier.

3)	For copper, new mine development guidance for 2018 includes Quebrada Blanca Phase 2, Zafranal and San Nicolás.

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2018	2017 (restated)				2016
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$3,092	$3,156	$3,075	$2,832	$2,847	$3,557	$2,305	$1,740	$1,698

Gross profit	1,360	1,263	1,068	1,073	1,163	1,577	452	212	155

EBITDA (1)	1,555	1,562	1,370	1,342	1,315	1,561	804	468	517

Profit attributable to shareholders	759	739	584	581	556	697	234	15	94

Basic earnings per share	$1.32	$1.28	$1.01	$1.01	$0.96	$1.21	$0.41	$0.03	$0.16

Diluted earnings per share	$1.30	$1.26	$1.00	$0.99	$0.95	$1.19	$0.40	$0.03	$0.16

Cash flow from operations	$1,120	$1,464	$901	$1,408	$1,293	$1,490	$854	$339	$373

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	Information for 2016 has not been restated for IFRS 15, Revenue from Contracts with Customers (see Note 12 to our consolidated interim financial statements).

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Effective January 1, 2018, we adopted new IFRS pronouncements – IFRS 15, Revenue from Contracts with Customers (IFRS 15) and IFRS 9, Financial Instruments (IFRS 9). The effect of adoption of these new pronouncements is outlined below and in more detail in Note 14 to our interim consolidated financial statements as at March 31, 2018, which also discloses our restated comparative financial statements for the periods ended January 1, 2017, March 31, 2017 and December 31, 2017.

We have also provided an overview below of IFRS 16, Leases (IFRS 16), a new IFRS pronouncement that has been issued but is not yet effective. We are required to apply IFRS 16 effective from January 1, 2019.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 as a result of a joint revenue project with the Financial Accounting Standards Board (FASB). The new revenue standard introduces a single principles-based, five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation, and recognize revenue as each performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

32     Teck Resources Limited 2018 First Quarter News Release

The standard has an effective date of January 1, 2018 and we have applied the full retrospective approach in restating our prior period financial information.

As a result of adopting IFRS 15, the timing and amount of our revenue from product sales is not significantly different than under previous IFRS requirements. The exception to this is in respect of shipments for steelmaking coal sales that are partially loaded on a vessel at a reporting date. The performance obligation in these contracts is for the full parcel and accordingly, we cannot recognize revenue until the full parcel is loaded. This is a timing difference only and does not change the amount of revenue recognized for the full parcel. In our transition adjustments, this timing difference resulted in the reversal of $61 million of revenue recognized in the year ended December 31, 2017. This revenue has been recognized in the first quarter ended March 31, 2018 under IFRS 15. The gross profit associated with these shipments is approximately $28 million. Revenue of $36 million in respect of partially loaded shipments as at March 31, 2018 will be recognized in the second quarter. The gross profit associated with these shipments is approximately $20 million.

As part of our assessment of IFRS 15, we analyzed the treatment of freight services provided to customers subsequent to the transfer of control of the product sold. Under IFRS 15, we concluded that these services represent performance obligations that should be recognized separately. For the performance obligation related to freight services, we concluded that we are the principal to the shipping of product in our refined metal sales and concentrate sales contracts and as a result, we continue to reflect the revenue in these arrangements on a gross basis. For certain of our steelmaking coal sales contracts, we concluded that we are the agent to the ocean freight shipping of product due to the terms of the arrangement and as a result, our revenue has been reported on a net basis for these arrangements. This change reduced the revenue recognized and our cost of sales, as these freight costs are netted against revenue and not presented within cost of sales, for the year ended December 31, 2017 by approximately $76 million as a result of the presentation of steelmaking coal sales revenue net of ocean freight costs. There is no change in our gross profit.

We have assessed the effects of IFRS 15 on our gold and silver streaming arrangements. At the date these transactions were completed, we accounted for the arrangements as the sale of a portion of our mineral interests at Antamina and Carmen de Andacollo, respectively. We did not recognize disposal gains on the transactions as a result of the requirements of the IFRS standards in effect at the dates of closing. We have concluded that under IFRS 15, any gain on these streaming transactions would have been recognized in full as control over the right to the silver or gold mineral interest transferred to the purchaser. Accordingly, we have recognized the deferred consideration of $755 million recorded on our balance sheet through equity on transition to IFRS 15 as at January 1, 2017, and have reversed the amortization of the deferred consideration for all periods in 2017.

Financial Instruments

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value

33     Teck Resources Limited 2018 First Quarter News Release

through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

The new hedge accounting model in IFRS 9 aligns hedge accounting with risk management activities undertaken by an entity. Components of both financial and non-financial items will now be eligible for hedge accounting, as long as the risk component can be identified and measured. The hedge accounting model includes eligibility criteria that must be met, but these criteria are based on an economic assessment of the strength of the hedging relationship. New disclosure requirements relating to hedge accounting will be required and are meant to simplify existing disclosures. The IASB currently has a separate project on macro hedging activities, and until the project is completed, the IASB has provided a policy choice for entities to either apply the hedge accounting model in IFRS 9 or IAS 39 in full. Additionally, there is a hybrid option to use IAS 39 to account for macro hedges only and to use IFRS 9 for all other hedges.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We have adopted this standard on the effective date and there was no material effect on our financial statements for the first quarter ended March 31, 2018. There was no effect on our prior period financial statements as a result of the adoption of IFRS 9.

On adoption of IFRS 9, we made the irrevocable classification choice to record fair value changes on our current portfolio of investments in other comprehensive income. This election resulted in a reclassification of a $41 million (after-tax $34 million) loss from our retained earnings to accumulated other comprehensive income (loss), all within equity, on January 1, 2018. We have elected not to adopt the hedging requirements of IFRS 9 as at January 1, 2018.

We have completed a review of our expected credit losses on our trade receivables and did not record an adjustment relating to the implementation of the expected credit loss model for our trade receivables as the expected credit losses are not considered material, based on our review at the time of transition. We have implemented a process for managing and estimating provisions relating to trade receivables going forward under IFRS 9.

34     Teck Resources Limited 2018 First Quarter News Release

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which eliminates the classification of leases as either operating or finance leases for a lessee. Under IFRS 16, all leases are considered finance leases and will be recorded on the balance sheet. The only exemptions to this classification will be for leases that are 12 months or less in duration or for leases of low-value assets. The requirement to record all leases as finance leases under IFRS 16 will increase lease assets and lease liabilities on an entity’s financial statements. IFRS 16 will also change the nature of expenses relating to leases, as the straight-line lease expense previously recognized for operating leases will be replaced with depreciation expense for lease assets and finance expense for lease liabilities. IFRS 16 includes an overall disclosure objective and requires a company to disclose (a) information about lease assets and expenses and cash flows related to leases, (b) a maturity analysis of lease liabilities, and (c) any additional company-specific information that is relevant to satisfying the disclosure objective.

IFRS 16 is effective from January 1, 2019. We are currently assessing and quantifying the effect of this standard on our financial statements. During the first quarter, we completed an initial scoping of contracts and expect to commence a detailed review of contracts during the second quarter. On the transition date of January 1, 2019, we expect to recognize additional leases on our consolidated balance sheet, which will increase our debt and property, plant and equipment balances. As a result of recognizing additional finance leases, we expect a reduction in our cost of sales, as operating lease expense will be presented as depreciation expense and finance expense.

OUTSTANDING SHARE DATA

As at April 23, 2018, there were 565.9 million Class B subordinate voting shares and 7.8 million Class A common shares outstanding. In addition, there were approximately 22 million stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 23 of our 2017 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the quarter ended March 31, 2018 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

In preparing consolidated financial statements, management makes estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses across all reportable segments. Management makes estimates and judgments that are believed to be reasonable

35     Teck Resources Limited 2018 First Quarter News Release

under the circumstances. Our estimates and judgments are based on historical experience and other factors we consider to be reasonable, including expectations of future events. Critical accounting estimates and judgments are those that could affect the consolidated financial statements materially, entail significant uncertainty and where changes are reasonably likely to occur from period to period. The judgments and other sources of estimation uncertainty that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year include the recoverable amounts of long-lived assets, determination of the available for use date for property, plant and equipment, joint arrangements, streaming transactions, estimated recoverable reserves and resources and the valuation of other assets and liabilities such as decommissioning and restoration provisions and the accounting for income taxes. The critical accounting judgment outlined below has been amended as a result of the adoption of IFRS 15. All other critical estimates and judgments are consistent with those reported in our 2017 annual consolidated financial statements and Management’s Discussion and Analysis.

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

For our silver and gold streaming arrangements entered into in 2015, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interest has been transferred to the buyer when the contracts came into effect at Antamina and Carmen de Andacollo, respectively. Accordingly, we consider these arrangements a disposition of a mineral interest.

Any gains from the sale of mineral properties are recognized in accordance with IFRS 15. For both streaming transactions, the total transaction price less costs was allocated to the identified performance obligations based on their estimated stand-alone selling prices, which includes the interest in the reserves and resources of the operation and refining, mining and delivery services. The allocation involved the use of a variety of estimates in a discounted cash flow model to estimate the standalone selling price of the mineral interest. The significant estimates included expected commodity prices, production costs, discount rates and mine plans. A residual value approach was used to estimate the selling prices of the refining, mining and delivery services.

Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contract was executed. At that time, we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product, and the buyer had significant risks and rewards of ownership of the reserves and resources. The allocation of proceeds under IFRS 15 resulted in a net gain allocated to the reserves and resources for the Antamina silver stream transaction. This resulted in an IFRS 15 transition pre-tax adjustment of $755 million into retained earnings, as the amount was previously recorded as

36     Teck Resources Limited 2018 First Quarter News Release

deferred consideration. There was no net gain or loss adjustment on application of IFRS 15 to the Carmen de Andacollo gold stream.

We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

When the ongoing payment we receive for the provision of mining and refining services is based on commodity prices there is an embedded derivative. The valuation of derivatives in these arrangements is an area of estimation and is determined using discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward curve prices, mine plans and discount rates. Changes in these assumptions could affect the carrying value of derivative assets or liabilities and the amount of unrealized gains or losses recognized in other operating income (expense).

37     Teck Resources Limited 2018 First Quarter News Release

REVENUES AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2018	2017

REVENUES
Steelmaking coal	$1,588	$1,619

Copper
Highland Valley Copper	288	139
Antamina	258	192
Quebrada Blanca	56	54
Carmen de Andacollo	137	128
	739	513
Zinc
Trail Operations	585	576
Red Dog	336	246
Pend Oreille	27	25
Other	2	2
Intra-segment sales	(185)	(134)
	765	715
TOTAL REVENUES	$3,092	$2,847

GROSS PROFIT (LOSS)
Steelmaking coal	$816	$963

Copper
Highland Valley Copper	86	(40)
Antamina	167	99
Quebrada Blanca	(4)	(54)
Carmen de Andacollo	45	33
Other	(1)	(2)
	293	36
Zinc
Trail Operations	69	47
Red Dog	181	121
Pend Oreille	1	(4)
Other	–	–
	251	164
TOTAL GROSS PROFIT	$1,360	$1,163

38     Teck Resources Limited 2018 First Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2018	2017

OPERATING COSTS
Steelmaking coal	$349	$315

Copper
Highland Valley Copper	140	124
Antamina	50	51
Quebrada Blanca	36	48
Carmen de Andacollo	67	69
Other	1	2
	294	294
Zinc
Trail Operations	99	100
Red Dog	39	41
Pend Oreille	23	21
Other	2	2
	163	164
Total operating costs	$806	$773

TRANSPORTATION COSTS
Steelmaking coal	$232	$190

Copper
Highland Valley Copper	10	6
Antamina	6	5
Quebrada Blanca	1	1
Carmen de Andacollo	7	7
	24	19
Zinc
Trail Operations	34	37
Red Dog	23	22
Pend Oreille	–	–
	57	59
Total transportation costs	$313	$268

CONCENTRATE PURCHASES

Trail Operations	$364	$372
Intra-segment purchases	(185)	(134)
Total concentrate purchases	$179	$238

39     Teck Resources Limited 2018 First Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2018	2017

ROYALTY COSTS
Steelmaking coal	$4	$5

Copper
Antamina	6	5

Zinc
Red Dog	74	49
Total royalty costs	$84	$59

DEPRECIATION AND AMORTIZATION
Steelmaking coal	$187	$146

Copper
Highland Valley Copper	52	49
Antamina	29	32
Quebrada Blanca	23	59
Carmen de Andacollo	18	19
	122	159
Zinc
Trail Operations	19	20
Red Dog	19	13
Pend Oreille	3	8
	41	41
Total depreciation and amortization	$350	$346
TOTAL COST OF SALES	$1,732	$1,684

CAPITALIZED STRIPPING COSTS

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2018	2017

Steelmaking coal	$149	$106

Copper
Highland Valley Copper	22	17
Antamina	19	20
Carmen de Andacollo	2	–
	43	37
Zinc
Red Dog	5	9
Total	$197	$152

40     Teck Resources Limited 2018 First Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.
	Three months ended March 31,
Steelmaking coal	2018	2017

Waste production (million BCM’s)	71.4	60.4
Clean coal production (million tonnes)	6.2	6.1

Clean coal strip ratio (waste BCM’s/coal tonnes)	11.4:1	9.8:1
Sales (million tonnes)	6.1	5.7

Highland Valley Copper
Tonnes mined (000's)	26,965	28,181
Tonnes milled (000's)	12,212	12,508

Copper
Grade (%)	0.29	0.19
Recovery (%)	76.3	69.6
Production (000's tonnes)	27.3	16.4
Sales (000's tonnes)	30.9	17.7
Molybdenum
Production (million pounds)	2.6	1.6
Sales (million pounds)	2.4	1.6

Antamina
Tonnes mined (000's)	58,085	55,771
Tonnes milled (000's)
Copper-only ore	7,364	7,981
Copper-zinc ore	4,802	3,974
	12,166	11,955
Copper[1]
Grade (%)	1.00	0.88
Recovery (%)	91.0	87.7
Production (000's tonnes)	108.2	89.7
Sales (000's tonnes)	98.5	92.7

Zinc[1]
Grade (%)	2.22	2.09
Recovery (%)	88.5	88.4
Production (000's tonnes)	89.9	72.6
Sales (000's tonnes)	93.0	83.2

Molybdenum
Production (million pounds)	2.7	0.2
Sales (million pounds)	3.3	–

Note:
1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

41     Teck Resources Limited 2018 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
Quebrada Blanca	2018	2017

Tonnes mined (000's)	3,796	3,127
Tonnes placed (000's)
Heap leach ore	–	622
Dump leach ore	2,539	1,532
	2,539	2,154
Grade (SCu%)[1]
Heap leach ore	–	0.41
Dump leach ore	0.30	0.30

Production (000's tonnes)
Heap leach ore	1.3	4.4
Dump leach ore	4.8	2.5
	6.1	6.9
Sales (000's tonnes)	6.3	7.0

Note:
1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

Carmen de Andacollo
Tonnes mined (000’s)	5,802	6,731
Tonnes milled (000’s)	4,330	4,412
Copper
Grade (%)	0.41	0.50
Recovery (%)	87.5	89.2
Production (000’s tonnes)	15.6	19.6
Sales (000’s tonnes)	16.5	17.9

Gold[1]
Production (000’s ounces)	14.0	14.6
Sales (000’s ounces)	15.4	12.3

Copper cathode
Production (000’s tonnes)	1.1	0.8
Sales (000’s tonnes)	0.8	0.7

Note:
1)	Carmen de Andacollo processes 100% of gold mined, 100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

42     Teck Resources Limited 2018 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
Trail Operations	2018	2017

Concentrate treated (000’s tonnes)
Zinc	146	149
Lead	36	42
Metal production
Zinc (000's tonnes)	79.0	78.2
Lead (000's tonnes)	19.9	23.8
Silver (million ounces)	4.3	5.7
Gold (000's ounces)	11.0	9.0

Metal sales
Zinc (000's tonnes)	77.3	75.7
Lead (000's tonnes)	18.6	23.6
Silver (million ounces)	4.2	5.7
Gold (000's ounces)	10.9	8.6

Red Dog

Tonnes mined (000's)	2,903	2,829
Tonnes milled (000's)	913	1,019
Zinc
Grade (%)	16.0	14.7
Recovery (%)	83.2	80.3
Production (000's tonnes)	121.5	120.5
Sales (000's tonnes)	111.2	105.5
Lead
Grade (%)	4.4	5.5
Recovery (%)	49.1	51.6
Production (000's tonnes)	19.7	28.9
Sales (000's tonnes)	–	–

Pend Oreille

Tonnes mined (000's)	161	191
Tonnes milled (000's)	127	142
Zinc
Grade (%)	6.0	7.3
Recovery (%)	88.8	88.4
Production (000's tonnes)	6.7	9.1
Sales (000's tonnes)	7.4	9.1
Lead
Grade (%)	0.9	1.8
Recovery (%)	62.5	73.2
Production (000's tonnes)	0.7	1.9
Sales (000's tonnes)	0.8	1.8

43     Teck Resources Limited 2018 First Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to adjusted profit, adjusted earnings per share, EBITDA, adjusted EBITDA, gross profit before depreciation and amortization, gross profit margins before depreciation, cash unit costs, adjusted cash costs of sales, cash margins for by-products, adjusted revenue, net debt, debt to debt-plus-equity ratio, the net debt to net debt-plus-equity ratio, debt to EBITDA ratio and net debt to EBITDA ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect (after taxes) of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to profit attributable to shareholders described above. These adjustments to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assist readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit.

Unit costs are calculated by dividing the cost of sales for the principal product by sales volumes. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in our industry.

We sell both copper concentrates and refined copper cathodes. The price for concentrates sold to smelters is based on average London Metal Exchange prices over a defined quotational period, from which processing and refining deductions are made. In addition, we are paid for an agreed percentage of the copper contained in concentrates, which constitutes payable pounds. Adjusted revenue excludes the revenue from co-products and by-products, but adds back the processing and refining allowances to arrive at the value of the underlying payable pounds of copper. Readers may compare this on a per unit basis with the price of copper on the LME.

Adjusted cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges. Adjusted cash cost of sales for our copper operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges. It is common practice in the industry to exclude depreciation and amortization as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at adjusted cash costs of sales for copper we also deduct the costs of by-products and co-products. Total cash unit costs include the smelter and refining allowances added back in determining adjusted revenue. This presentation allows a comparison of unit costs, including smelter allowances, to the underlying price of copper in

44     Teck Resources Limited 2018 First Quarter News Release

order to assess the margin. Unit costs, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under IFRS.

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. The debt to EBITDA ratio takes total debt as reported and divides that by EBITDA for the twelve months ended at the reporting period, expressed as the number of times EBITDA needs to be earned to repay all of the outstanding debt. The net debt to EBITDA ratio is the same calculation as the debt to EBITDA ratio, but using net debt as the numerator. These measures are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Reconciliation of Earnings per share to Adjusted Earnings per share

	Three months ended March 31,
(Per share amounts)	2018	2017

Earnings per share	$1.32	$0.96
Add (deduct):
Debt repurchase losses	–	0.23
Debt prepayment option loss (gain)	0.02	(0.03)
Asset sales and provisions	–	(0.01)
Foreign exchange gains	–	(0.02)
Other	(0.03)	–
Adjusted earnings per share	$1.31	$1.13

45     Teck Resources Limited 2018 First Quarter News Release

Reconciliation of Net Debt to EBITDA Ratio

	(A) Twelve months ended December 31, 2017		(B) Three Months ended March 31, 2017	(C) Three months ended March 31, 2018	(A-B+C) Twelve months ended March 31, 2018

Profit attributable to shareholders	$2,460		$556	$759	$2,663
Finance expense net of finance income	212		76	39	175
Provision for income taxes	1,425		337	407	1,495
Depreciation and amortization	1,492		346	350	1,496
EBITDA	$5,589	(D)	$1,315	$1,555	$5,829	(E)

Total debt at period end	$6,369				$6,503
Less: cash and cash equivalents at period end	(952)				(1,209)
Net debt	$5,417	(F)			$5,294	(G)

Debt to EBITDA ratio	1.1				1.1
Net Debt to EBITDA ratio	1.0	(F/D)			0.9	(G/E)

Reconciliation of EBITDA and Adjusted EBITDA
	Three months ended March 31,
(CAD$ in millions)	2018	2017

Profit attributable to shareholders	$759	$556
Finance expense net of finance income	39	76
Provision for income taxes	407	337
Depreciation and amortization	350	346
EBITDA	$1,555	$1,315
Add (deduct):
Debt repurchase losses	–	178
Debt prepayment option losses (gains)	12	(21)
Asset sales and provisions	–	(11)
Foreign exchange gains	–	(12)
Collective agreement charges	–	2
Other items	(15)	–
Adjusted EBITDA	$1,552	$1,451

46     Teck Resources Limited 2018 First Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended March 31,
(CAD$ in millions)	2018	2017

Gross profit	$1,360	$1,163
Depreciation and amortization	350	346
Gross profit before depreciation and amortization	$1,710	$1,509

Reported as:
Steelmaking coal	$1,003	$1,109

Copper
Highland Valley Copper	138	9
Antamina	196	131
Quebrada Blanca	19	5
Carmen de Andacollo	63	52
Other	(1)	(2)
	415	195

Zinc
Trail Operations	88	67
Red Dog	200	134
Pend Oreille	4	4
	292	205
Gross profit before depreciation and amortization	$1,710	$1,509

47     Teck Resources Limited 2018 First Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2018	2017
Cost of sales as reported	$772	$656
Less:
Transportation	(232)	(190)
Depreciation and amortization	(187)	(146)
Adjusted cash cost of sales	$353	$320
Tonnes sold (millions)	6.1	5.7

Per unit costs — CAD$/tonne
Adjusted cash cost of sales	$58	$56
Transportation	38	33
Cash unit costs — CAD$/tonne	$96	$89
US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00)	$1.26	$1.32
Per unit costs — US$/tonne[1]
Adjusted cash cost of sales	$46	$42
Transportation	30	25
Cash unit costs — US$/tonne	$76	$67

Note:
1)	Average period exchange rates are used to convert to US$/tonne equivalent.

48     Teck Resources Limited 2018 First Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2018	2017
Revenue as reported	$739	$513
By-product revenue (A)[1]	(126)	(70)
Smelter processing charges	40	41
Adjusted revenue	$653	$484

Cost of sales as reported	$446	$477
Less:
Depreciation and amortization	(122)	(159)
Inventory write-downs	–	(7)
Collective agreement charges	–	(2)
By-product cost of sales (B)[1]	(13)	(13)
Adjusted cash cost of sales	$311	$296

Payable pounds sold (millions) (C)	163.7	137.0

Adjusted per unit cash costs — CAD$/pound
Adjusted cash cost of sales	$1.90	$2.16
Smelter processing charges	0.24	0.30
Total cash unit costs — CAD$/pound (D)	$2.14	$2.46

Cash margin for by-products — CAD$/pound ((A – B)/C)[1]	(0.69)	(0.42)
Net cash unit cost CAD$/pound[2]	$1.45	$2.04

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00)	$1.26	$1.32

Adjusted per unit costs — US$/pound[3]
Adjusted cash cost of sales	$1.51	$1.63
Smelter processing charges	0.19	0.23
Total cash unit costs — US$/pound	$1.70	$1.86
Cash margin for by-products — US$/pound	(0.55)	(0.31)
Net cash unit costs — US$/pound	$1.15	$1.55

Notes:
1)	By-products includes both by-products and co-products. By-product costs of sales also includes cost recoveries associated with our streaming transactions.
2)	Net unit cost cash cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization.
3)	Average period exchange rates are used to convert to US$/lb equivalent.

49     Teck Resources Limited 2018 First Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended March 31,
(CAD$ in millions, except where noted)	2018	2017
Revenue as reported	$765	$715
Less:
Trail Operations revenues as reported	(585)	(576)
Other revenues as reported	(2)	(2)
Add back: Intra-segment sales as reported	185	134
	$363	$271
By-product revenues (A)[2]	(4)	(6)
Smelter processing charges	72	80
Adjusted revenue	$431	$345

Cost of sales as reported	$514	$551
Less:
Trail Operations cost of sales as reported	(516)	(529)
Other costs as reported	(1)	(2)
Add back: Intra-segment purchases as reported	185	134
	182	154
Less:
Depreciation and amortization	(22)	(21)
Royalty costs	(74)	(49)
Adjusted cash cost of sales	$86	$84
Payable pounds sold (millions) (C)	222.1	214.8

Adjusted per unit costs — CAD$/pound
Adjusted cash cost of sales	$0.39	$0.39
Smelter processing charges	0.32	0.37
Total cash unit costs — CAD$/pound	$0.71	$0.76
Cash margin for by-products — CAD$/pound (A/C) [2]	(0.02)	(0.03)
Net cash unit cost CAD$/pound[3]	$0.69	$0.73

US$ amounts
Average exchange rate (CAD$ per US$1.00)	$1.26	$1.32

Adjusted per unit costs — US$/pound[4]
Adjusted cash cost of sales	$0.30	$0.29
Smelter processing charges	0.26	0.28
Total cash unit costs — US$/pound	$0.56	$0.57
Cash margin for by-products — US$/pound	(0.01)	(0.02)
Net cash unit cost US$/pound	$0.55	$0.55

Notes:
1)	Red Dog and Pend Oreille.
2)	By-products includes both by-products and co-products.
3)	Net unit cost cash cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation, amortization and royalty costs.
4)	Average period exchange rates are used to convert to US$/lb equivalent.

50     Teck Resources Limited 2018 First Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

These forward-looking statements, including under the headings “Outlook,” that appear in various places in this release, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated global and regional supply and demand for our commodities, production, sales and unit cost guidance and forecasts for our products and individual operations, capital expenditure guidance, mine lives and duration of operations at our various mines and operations, the statement that Fort Hills production is expected to reach full capacity by the end of 2018, expectations that Fort Hills will be recorded in profit and loss and be available for full operation during the second quarter, our expectation that coal production volumes can be adjusted to reflect market demand, the amount of planned 2018 capital spending relating to the Elk Valley Water Quality Plan, amount and timing of anticipated spending at Neptune Bulk Terminals and timing of completion of the project, Quebrada Blanca Phase 2 mine life and production capacity projections, the results of the NuevaUnión Prefeasibility Study, including all forecast mineral reserve and resource, economic, operating and production projections and expectations for future performance, expected spending and activities on our Project Satellite properties, statement that steps taken have helped insulate our company from price volatility in our industry, the expectation that there is potential to extend the Pend Oreille mine life, impact of certain accounting initiatives and estimates, all guidance appearing in this presentation including but not limited to the production, sales, unit cost and capital expenditure guidance under the heading “Guidance”, the impact of currency exchange rates, and demand and market outlook for commodities and our products. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and steelmaking coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our steelmaking coal and other product inventories, our ability to secure adequate transportation, including rail and port service, for our products, assumptions that rail and port services perform adequately, our ability to obtain permits for our operations and expansions, and our ongoing relations with our employees and business partners and joint venturers. Assumptions regarding the NuevaUnión project are based on the current assumptions in the Prefeasibility Study, certain of

51     Teck Resources Limited 2018 First Quarter News Release

which are set out in the discussion of the project and footnotes to the related tables. Assumptions regarding Quebrada Blanca Phase 2 are based on current project assumptions and the final Feasibility Study. Assumptions regarding Fort Hills are based on the approved project development plan and the assumption that the project will be developed and operated in accordance with that plan, assumptions regarding the performance of the plant and other facilities at Fort Hills and the operation of the project. Our Guidance tables include footnotes with further assumptions. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Our Fort Hills project is not controlled by us and construction and production schedules and costs may be adjusted by our partners, and timing of spending and construction is not in our control. Our Board might not approve further spending on the Neptune Bulk Terminals project at the levels presented in this release. The forecast NuevaUnión mineral reserve and resource, economic, operating and production projections and expectations for future performance are based on a Prefeasibility Study, which is an earlier stage study that has a lower confidence level than a Feasibility Study. The results of the Feasibility Study on the project may differ significantly.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2017, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

52     Teck Resources Limited 2018 First Quarter News Release

Scientific and technical information regarding our material mining projects in this quarterly report was approved by Mr. Rodrigo Alves Marinho, P.Geo., an employee of Teck. Mr. Marinho is a qualified person, as defined under National Instrument (NI) 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q1/2018 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Tuesday, April 24, 2018. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

53     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited

Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2018
(Unaudited)

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended March 31,
(CAD$ in millions, except for share data)	2018	2017 (restated)

Revenues (Note 4)	$3,092	$2,847

Cost of sales	(1,732)	(1,684)
Gross profit	1,360	1,163

Other operating income (expenses)
General and administration	(31)	(32)
Exploration	(14)	(10)
Research and development	(8)	(12)
Other operating income (expense) (Note 5)	(83)	12
Profit from operations	1,224	1,121

Finance income	6	3
Finance expense (Note 6)	(45)	(79)
Non-operating income (expense) (Note 7)	(12)	(145)
Share of income of associates and joint ventures	–	1
Profit before taxes	1,173	901
Provision for income taxes	(407)	(337)
Profit for the period	$766	$564
Profit attributable to:
Shareholders of the company	$759	$556
Non-controlling interests	7	8
Profit for the period	$766	$564

Earnings per share
Basic	$1.32	$0.96
Diluted	$1.30	$0.95
Weighted average shares outstanding (millions)	573.7	577.2
Shares outstanding at end of period (millions)	573.6	577.6

55     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2018	2017 (restated)

Profit for the period	$766	$564

Other comprehensive income (loss) in the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $18 and $(9))	103	(23)
Change in fair value of debt securities (2017 – change in fair value of available-for-sale financial instruments) (net of taxes of $nil and $(1))	–	7
Share of other comprehensive loss of associates and joint ventures	–	(4)
Items that will not be reclassified to profit
Change in fair value of marketable equity securities (net of taxes of $nil and $nil)	2	–
Remeasurements of retirement benefit plans (net of taxes of $(9) and $(8))	21	26
Total other comprehensive income for the period	126	6
Total comprehensive income for the period	$892	$570

Total other comprehensive income (loss) attributable to:
Shareholders of the company	$123	$7
Non-controlling interests	3	(1)
	$126	$6

Total comprehensive income attributable to:
Shareholders of the company	$882	$563
Non-controlling interests	10	7
	$892	$570

56     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2018	2017 (restated)

Operating activities
Profit for the period	$766	$564
Depreciation and amortization	350	346
Provision for income taxes	407	337
Gain on sale of investments and assets	(2)	(11)
Foreign exchange gains	–	(12)
Loss on debt repurchase	–	178
Loss (gain) on debt prepayment options	12	(21)
Finance expense	45	79
Income taxes paid	(176)	(124)
Other	22	35
Net change in non-cash working capital items	(304)	(78)
	1,120	1,293
Investing activities
Property, plant and equipment	(460)	(356)
Capitalized production stripping costs	(197)	(152)
Expenditures on financial investments and other assets	(31)	(39)
Proceeds from the sale of investments and other assets	35	77
	(653)	(470)
Financing activities
Repurchase and repayment of debt	(36)	(1,511)
Debt interest and finance charges paid	(129)	(176)
Issuance of Class B subordinate voting shares	28	7
Purchase and cancellation of Class B subordinate voting shares	(58)	–
Dividends paid	(29)	–
Distributions to non-controlling interests	(12)	(13)
	(236)	(1,693)
Effect of exchange rate changes on cash and cash equivalents	26	(1)
Increase (decrease) in cash and cash equivalents	257	(871)
Cash and cash equivalents at beginning of period	952	1,407
Cash and cash equivalents at end of period	$1,209	$536

57     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	March 31,	December 31,	January 1,
(CAD$ in millions)	2018	2017 (restated)	2017 (restated)

ASSETS

Current assets
Cash and cash equivalents	$1,209	$952	$1,407
Current income taxes receivable	40	48	97
Trade and settlement receivables	1,429	1,419	1,413
Inventories	1,815	1,669	1,673
Other current assets	230	310	172
Assets held for sale	350	350	–
	5,073	4,748	4,762

Financial and other assets	1,045	1,051	1,034
Investments in associates and joint ventures	979	943	1,012
Property, plant and equipment	29,545	29,045	27,595
Deferred income tax assets	154	154	112
Goodwill	1,098	1,087	1,114
	$37,894	$37,028	$35,629

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$2,056	$2,290	$1,870
Current income taxes payable	284	268	199
Debt (Note 8)	28	55	99
	2,368	2,613	2,168

Debt (Note 8)	6,475	6,314	8,244
Deferred income tax liabilities	5,820	5,579	5,086
Retirement benefit liabilities	549	552	643
Other liabilities and provisions	1,864	1,977	1,322
	17,076	17,035	17,463
Equity
Attributable to shareholders of the company	20,678	19,851	18,007
Attributable to non-controlling interests	140	142	159
	20,818	19,993	18,166
	$37,894	$37,028	$35,629

58     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
(CAD$ in millions)		(restated)	(restated)

Class A common shares
Beginning of period	$6	$7	$7
Class A share conversion	–	–	(1)
End of period	6	7	6

Class B subordinate voting shares
Beginning of period	6,603	6,637	6,637
Share repurchases	(19)	–	(69)
Issued on exercise of options	36	10	34
Class A shares conversion	–	–	1
End of period	6,620	6,647	6,603

Retained earnings
Beginning of period	12,796	10,720	10,720
IFRS 9 transition adjustment on January 1, 2018 (Note 14(c))	34	–	–
Profit for the period attributable to shareholders of the company	759	556	2,460
Dividends paid	(29)	–	(344)
Share repurchases	(39)	–	(106)
Purchase of non-controlling interests	–	–	(63)
Remeasurements of retirement benefit plans	21	26	129
End of period	13,542	11,302	12,796

Contributed surplus
Beginning of period	202	193	193
Share option compensation expense	4	4	17
Transfer to Class B subordinate voting shares on exercise of options	(8)	(3)	(8)
End of period	198	194	202

Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	244	450	450
IFRS 9 transition adjustment on January 1, 2018 (Note 14(c))	(34)	–	–
Other comprehensive income (loss)	123	7	(77)
Less remeasurements of retirement benefit plans recorded in retained earnings	(21)	(26)	(129)
End of period	312	431	244

Non-controlling interests
Beginning of period	142	159	159
Profit for the period attributable to non-controlling interests	7	8	29
Other comprehensive income (loss) attributable to non-controlling interests	3	(1)	(8)
Acquisition of AQM Copper Inc.	–	18	18
Dividends or distributions	(12)	(13)	(56)
End of period	140	171	142
Total equity	$20,818	$18,752	$19,993

59     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).
These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements, except for those policies disclosed in Note 2. Note 14 discloses the effects of the adoption of new IFRS pronouncements for all periods presented. On April 23, 2018, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies that have been amended as a result of the adoption of IFRS 15, Revenue from Contracts with Customers (IFRS 15) and IFRS 9, Financial Instruments (IFRS 9) (Note 14). All other significant accounting policies are consistent with those reported in our 2017 annual consolidated financial statements.

Revenue

Our revenue consists of sales of steelmaking coal, copper, zinc and lead concentrates and refined zinc, lead and silver. We also sell other by-products, including molybdenum concentrates, various refined specialty metals, chemicals and fertilizers. Our performance obligations relate primarily to the delivery of these products to our customers with each separate shipment representing a separate performance obligation.

Revenue, including revenue from the sale of by-products, is recognized at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have a present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms and there is no unfulfilled obligation that could affect the customer’s acceptance of the product.

Steelmaking coal

For steelmaking coal, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by the customer. For a majority of steelmaking coal sales we are not responsible for the provision of shipping or product insurance after the transfer of control. For certain sales we arrange shipping on behalf of our customers and are agent to these transactions.

Steelmaking coal is sold under spot or average pricing contracts. For spot price contracts, pricing is final when revenue is recognized. For average pricing contracts, the final pricing is determined based on quoted steelmaking coal price assessments over a specific period. Control of the goods may transfer and revenue may be recognized before, during or subsequent to the period in which final average pricing is determined. For all steelmaking coal sales under average pricing contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on estimated consideration to be received at the date of sale with reference to steelmaking coal price assessments. For average pricing contracts, adjustments are made to settlement receivables in subsequent periods based on published price assessments up to the date of final pricing. This adjustment mechanism has the characteristics of a derivative and accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense) (Note 5).

60     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Steelmaking coal sales are billed based on final quality measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized. The payment terms generally require prompt collection from customers; however, payment terms are customer specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Base metal concentrates

For copper, lead and zinc concentrates, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by the customer. We sell a majority of our concentrates on commercial terms where we are responsible for providing freight services after the date at which control of the product passes to the customer. We are the principal to this freight performance obligation. Certain zinc and lead concentrate sales are made on consignment. For these transactions, control of the product transfers to the customer and revenue is recognized at the time the product is consumed in the customers’ process.

The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to relevant commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism has the characteristics of a derivative and accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense) (Note 5).

Metal concentrate sales are billed based on provisional weights and assays upon the passage of control to the customer. The first provisional invoice is billed to the customer at the time of transfer of control. As final prices, weights and assays are received additional invoices are issued and collected. In general, consideration is promptly collected from customers; however, the payment terms are customer specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Refined metals

For sales of refined metals, chemicals and fertilizers, control of the product transfers to the customer when the product is loaded onto a carrier specified by the customer. For these products, loading generally coincides with the transfer of title.

Our refined metals, chemicals and fertilizers are sold under spot or average pricing contracts. For spot sales contracts, pricing is final when revenue is recognized. For refined metal sales contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism has the characteristics of a derivative and accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense) (Note 5).

We sell a portion of our refined metals on commercial terms where we are responsible for providing freight services after the date at which control of the product passes to the customer. We are the principal to this freight performance obligation.

Refined metal sales are billed based on final specification measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized.

61     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In general, consideration is promptly collected from customers; however, the payment terms are customer specific and subject to change based on market conditions and other factors.

Financial Instruments

We recognize financial assets and liabilities on the balance sheet when we become a party to the contractual provisions of the instrument.
Cash and cash equivalents
Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash is classified as subsequently measured at amortized cost. Cash equivalents are classified as subsequently measured at amortized cost, except for money market investments, which are classified as subsequently measured at fair value through profit or loss.
Trade receivables
Trade receivables relate to amounts received from sales under our spot pricing contracts for coal, refined metals, chemicals and fertilizers. These receivables are non-interest bearing and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Trade receivables recorded are net of lifetime expected credit losses.

Settlement receivables

Settlement receivables arise from average pricing steelmaking coal contracts and base metal concentrate sales contracts where amounts receivable vary based on steelmaking coal price assessments or underlying commodity prices. Settlement receivables are classified as fair value through profit or loss and are recorded at fair value at each reporting period based on published price assessments or quoted commodity prices up to the date of final pricing. The changes in fair value are recorded in other operating income (expense).

Investments in marketable equity securities
Investments in marketable equity securities are classified, at our election, as subsequently measured at fair value through other comprehensive income. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.
When investments in marketable equity securities are disposed of the cumulative gains and losses recognized in other comprehensive income are not recycled to profit and loss and remain within equity. Dividends are recognized in profit and these investments are not assessed for impairment.
Investments in debt securities
Investments in debt securities are classified as subsequently measured at fair value through other comprehensive income and recorded at fair value. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.
Unrealized gains and losses on debt securities are recognized in other comprehensive income until investments are disposed of and the cumulative gains and losses recognized in other comprehensive income are reclassified from equity to profit at that time. Loss allowances and interest income are recognized in profit.

62     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Trade payables
Trade payables are non-interest bearing if paid when due and are recognized at face amount, except when fair value is materially different. Trade payables are subsequently measured at amortized cost.
Debt
Debt is initially recorded at fair value, less transaction costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

Derivative instruments
Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at fair value through profit or loss and, accordingly, are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of other operating income (expense) or non-operating income (expense) in profit depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Expected credit losses
For trade receivables, we apply the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognised upon initial recognition of the receivables.
Loss allowances on investments in debt securities are initially assessed based on the expected 12 month credit losses. At each reporting date, we assess whether the credit risk for our debt securities has increased significantly since initial recognition. If the credit risk has increased significantly since initial recognition the loss allowance is adjusted to be based on the lifetime expected credit losses.

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The following critical accounting judgment and estimates have been amended as a result of the adoption of IFRS 15 (Note 14). All other critical estimates and judgments are consistent with those reported in our 2017 annual consolidated financial statements.

Streaming transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

63     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS, continued

For our silver and gold streaming arrangements entered into in 2015, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interest has been transferred to the buyer when the contracts came into effect at Compañía Minera Antamina (Antamina) and Compañía Minera Teck Carmen de Andacollo (Carmen de Andacollo), respectively. Accordingly, we consider these arrangements a disposition of a mineral interest.

Any gains from the sale of mineral properties are recognized in accordance with IFRS 15. For both streaming transactions, the total transaction price less costs was allocated to the identified performance obligations based on their estimated stand-alone selling prices, which includes the interest in the reserves and resources of the operation and refining, mining and delivery services. The allocation involved the use of a variety of estimates in a discounted cash flow model to estimate the standalone selling price of the mineral interest. The significant estimates included expected commodity prices, production costs, discount rates and mine plans. A residual value approach was used to estimate the selling prices of the refining, mining and delivery services.

Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contract was executed. At that time, we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product, and the buyer had significant risks and rewards of ownership of the reserves and resources. The allocation of proceeds under IFRS 15 resulted in a net gain allocated to the reserves and resources for the Antamina silver stream transaction. This resulted in an IFRS 15 transition pre-tax adjustment of $755 million to retained earnings, as the amount was previously recorded as deferred consideration. There was no net gain or loss adjustment on application of IFRS 15 to the Carmen de Andacollo gold stream.

We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

When the ongoing payment we receive for the provision of mining and refining services is based on commodity prices there is an embedded derivative. The valuation of derivatives in these arrangements is an area of estimation and is determined using discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward curve prices, mine plans and discount rates. Changes in these assumptions could affect the carrying value of derivative assets or liabilities and the amount of unrealized gains or losses recognized in other operating income (expense).

64     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

4.	REVENUES

We adopted IFRS 15 on January 1, 2018, as outlined in Note 14(b). The following disclosures present our disaggregated revenue information as required by IFRS 15.

a)	Total Revenues by Major Product Type and Business Unit

The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 10) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity as it can include an operation that produces more than one product.

(CAD$ in millions)	Three months ended March 31, 2018
	Steelmaking Coal	Copper	Zinc	Total
Steelmaking coal	$1,588	$–	$–	$1,588
Copper	–	613	–	613
Zinc	–	73	712	785
Silver	–	6	92	98
Lead	–	–	58	58
Other	–	47	88	135
Intra-segment revenues	–	–	(185)	(185)
	$1,588	$739	$765	$3,092

(CAD$ in millions)	Three months ended March 31, 2017 (restated)
	Steelmaking Coal	Copper	Zinc	Total
Steelmaking coal	$1,619	$–	$–	$1,619
Copper	–	443	–	443
Zinc	–	49	557	606
Silver	–	3	132	135
Lead	–	–	77	77
Other	–	18	83	101
Intra-segment revenues	–	–	(134)	(134)
	$1,619	$513	$715	$2,847

65     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

4.	REVENUES, continued

b)	Total Revenues by Regions

The following table shows our revenue disaggregated by geographical region. Revenue is attributed to regions based on the location of the port of delivery as designated by the customer.

	Three months ended March 31,
(CAD$ in millions)	2018	2017 (restated)

Asia
Japan	$507	$556
China	457	444
South Korea	376	362
India	201	58
Other	302	243
Americas
United States	372	363
Canada	270	220
Latin America	75	64
Europe
Germany	134	162
Finland	76	47
Spain	60	61
Other	262	267
	$3,092	$2,847

5.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2018	2017

Settlement pricing adjustments	$(11)	$38
Share-based compensation (Note 9(a))	(27)	(24)
Environmental and care and maintenance costs	11	(19)
Social responsibility and donations	(3)	(1)
Gain on sale of assets	–	11
Commodity derivatives	(19)	46
Take or pay contract costs	(27)	(21)
Other	(7)	(18)
	$(83)	$12

66     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

6.	FINANCE EXPENSE

	Three months ended March 31,
(CAD$ in millions)	2018	2017

Debt interest	$88	$112
Finance lease interest	6	1
Letters of credit and standby fees	12	17
Net interest expense on retirement benefit plans	2	3
Accretion on decommissioning and restoration provisions	26	19
Other	3	1
	137	153
Less capitalized borrowing costs	(92)	(74)
	$45	$79

7.	NON-OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2018	2017

Foreign exchange gains	$–	$12
Gain (loss) on debt prepayment options (Note 8(a))	(12)	21
Loss on debt repurchases	–	(178)
	$(12)	$(145)

67     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	DEBT

($ in millions)	March 31, 2018			December 31, 2017
	Face	Carrying	Fair	Face	Carrying	Fair
	Value	Value	Value	Value	Value	Value
	(US$)	(CAD$)	(CAD$)	(US$)	(CAD$)	(CAD$)

2.5% notes due February 2018	$–	$–	$–	$22	$28	$28
4.5% notes due January 2021	220	281	287	220	274	285
4.75% notes due January 2022	672	864	883	672	841	884
3.75% notes due February 2023	646	822	804	646	804	818
8.5% notes due June 2024 (a)	600	774	862	600	753	853
6.125% notes due October 2035	609	773	834	609	751	865
6.0% notes due August 2040	491	630	658	491	613	686
6.25% notes due July 2041	795	1,013	1,091	795	986	1,144
5.2% notes due March 2042	399	508	484	399	494	502
5.4% notes due February 2043	377	481	470	377	468	481
	4,809	6,146	6,373	4,831	6,012	6,546

Antamina term loan due April 2020	23	29	29	23	28	28
Finance lease liabilities	242	312	312	250	313	313
Other	13	16	16	13	16	16
	5,087	6,503	6,730	5,117	6,369	6,903
Less current portion of debt	(22)	(28)	(28)	(45)	(55)	(55)
	$5,065	$6,475	$6,702	$5,072	$6,314	$6,848

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 13).

a)	Embedded Prepayment Options

The 2024 notes include a prepayment option that is considered to be an embedded derivative. At March 31, 2018, this prepayment option is recorded as financial and other assets on the balance sheet at a fair value of $99 million based on current market interest rates for similar instruments and our credit spread. For the three months ended March 31, 2018, the value of the prepayment option decreased by $12 million, which has been recorded as a loss in non-operating income (expense) (2017 — $21 million gain) (Note 7).

68     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	DEBT, continued

b)	Revolving Facilities

At March 31, 2018, we had two committed revolving credit facilities in the amounts of US$3.0 billion and US$1.2 billion, respectively. The US$3.0 billion facility is available until October 2022 and is undrawn at March 31, 2018. The US$1.2 billion facility is available until October 2020 and has an aggregate of US$730 million in outstanding letters of credit drawn against it at March 31, 2018.

Under our US$3.0 billion and US$1.2 billion facilities, our uncommitted credit facilities, certain standby letters of credit and hedging lines, we have provided subsidiary guarantees for the benefit of the credit facilities. As a result our obligations under these agreements are guaranteed on a senior unsecured basis by Teck Metals Ltd, (TML), Teck Coal Partnership, Teck South American Holdings Ltd., TCL U.S. Holdings Ltd., Teck Alaska Incorporated and Teck Highland Valley Copper Partnership, each a wholly owned subsidiary of Teck.

Any amounts drawn under the committed revolving credit facilities can be repaid at any time and are due in full at maturity. While Teck has non-investment grade credit ratings, amounts outstanding under these facilities bear interest at LIBOR plus an applicable margin based on our leverage ratio. If and when Teck regains investment grade credit ratings, amounts outstanding under these facilities will bear interest at LIBOR plus an applicable margin based on credit ratings. Both facilities require that our total debt-to-capitalization ratio, which was 0.24 to 1.0 at March 31, 2018, not exceed 0.5 to 1.0.

When our credit ratings are below investment grade, we are required to satisfy financial security requirements under power purchase agreements at Quebrada Blanca and transportation, tank storage and pipeline capacity agreements for our interest in Fort Hills. At March 31, 2018, we had an aggregate of US$835 million in letters of credit outstanding for these security requirements. These letters of credit will be terminated if and when we regain investment grade ratings and, for the power purchase agreements, will also be reduced if, and when, certain project milestones are reached.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at March 31, 2018, we were party to various uncommitted credit facilities providing for a total of $1.67 billion of capacity, and the aggregate outstanding letters of credit issued thereunder were $1.41 billion. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $339 million outstanding at March 31, 2018, which were not issued under a credit facility. These uncommitted credit facilities and stand-alone letters of credit are typically renewed on an annual basis.

We also have $350 million in surety bonds outstanding at March 31, 2018 to support current and future reclamation obligations.

9.	EQUITY

a)	Share-Based Compensation

During the first quarter of 2018, we granted 1,498,930 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $37.81, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $11.19 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 2.06%, a dividend yield of 2.65% and an expected volatility of 41%.

69     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

9.	EQUITY, continued
We have issued and outstanding deferred share units, restricted share units, performance and performance deferred share units (collectively referred to as units). Deferred and restricted share units are granted to both employees and directors. Performance and performance deferred share units are granted to employees only. During the first quarter of 2018, we issued 770,370 units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in three years for employees. Performance and performance deferred share units vest in three years. The performance and performance deferred share units have performance vesting criteria that may result in 0% to 200% of units ultimately vesting. The total number of units outstanding at March 31, 2018 was 7,776,182.

Share-based compensation expense of $27 million (2017 – $24 million) was recorded for the three months ended March 31, 2018 in respect of all outstanding share options and units.

b)	Accumulated Other Comprehensive Income

	March 31,	March 31,	December 31,
(CAD$ in millions)	2018	2017 (restated)	2017 (restated)

Currency translation differences	$328	$398	$228
Unrealized gain (loss) on marketable equity and debt securities (net of tax of $3, $(4) and $(2))	(16)	33	17
Realized gain on marketable equity and debt securities (net of tax $nil, $nil and $nil)	1	–	–
Share of other comprehensive loss of associates and joint ventures	(1)	–	(1)
	$312	$431	$244

c)	Dividends

Dividends of $0.05 per share (totaling $29 million) were paid on our Class A common and Class B subordinate voting shares in the first quarter of 2018.

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to our normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In October 2017, we renewed our normal course issuer bid, under which we may purchase up to 20 million Class B subordinate voting shares during the period from October 10, 2017 to October 9, 2018. All repurchased shares will be cancelled. We repurchased 1,592,594 million Class B subordinate voting shares under our normal course issuer bid during the first quarter of 2018 for $58 million.

70     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

10.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments — steelmaking coal, copper, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between operations are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets and liabilities have been allocated amongst segments.

	Three months ended March 31, 2018
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$1,588	$739	$950	$–	$–	$3,277
Less: Intra-segment revenues	–	–	(185)	–	–	(185)
Revenues	1,588	739	765	–	–	3,092
Cost of sales	(772)	(446)	(514)	–	–	(1,732)
Gross profit	816	293	251	–	–	1,360
Other operating income (expenses)	(7)	(61)	(9)	11	(70)	(136)
Profit (loss) from operations	809	232	242	11	(70)	1,224
Net finance expense	(16)	(10)	(10)	(1)	(2)	(39)
Non-operating income (expenses)	14	1	3	(1)	(29)	(12)
Profit (loss) before taxes	807	223	235	9	(101)	1,173
Capital expenditures	247	141	56	212	1	657
Goodwill	702	396	–	–	–	1,098
Total assets	15,354	9,813	3,699	5,984	3,044	37,894
Net assets	$9,647	$6,680	$2,436	$5,054	$(2,999)	$20,818

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Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

10.	SEGMENTED INFORMATION, continued

	Three months ended March 31, 2017 (restated)
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$1,619	$513	$849	$–	$–	$2,981
Less: Intra-segment revenues	–	–	(134)	–	–	(134)
Revenues	1,619	513	715	–	–	2,847
Cost of sales	(656)	(477)	(551)	–	–	(1,684)
Gross profit	963	36	164	–	–	1,163
Other operating income (expenses)	(17)	18	8	(7)	(44)	(42)
Profit (loss) from operations	946	54	172	(7)	(44)	1,121
Net finance expense	(9)	(11)	(10)	(1)	(45)	(76)
Non-operating expenses	(10)	–	(2)	–	(133)	(145)
Share of losses of associates and joint ventures	–	1	–	–	–	1
Profit (loss) before taxes	927	44	160	(8)	(222)	901
Capital expenditures	157	81	51	218	1	508
Goodwill	702	408	–	–	–	1,110
Total assets	14,955	9,528	3,655	4,332	2,364	34,834
Net assets	$9,665	$6,711	$2,497	$3,805	$(3,926)	$18,752

11.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2018, or with respect to future claims, cannot be predicted with certainty.

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State. Residential soil testing within the study site has identified certain properties where remediation is required. TAI and EPA have reached an agreement regarding remediation to be undertaken, and that work is ongoing. The Lake Roosevelt litigation involving TML in the Federal District Court for the Eastern District of Washington continues. In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulated that some portion of the slag discharged from TML’s Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. In August 2016 the trial court judge ruled in favour of the Tribal plaintiffs awarding approximately $9 million in past response costs and that decision, along with certain other findings in the first phase of the case, is under appeal in the Ninth Circuit Court of Appeals, and a decision is expected in 2018.

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Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

11.	CONTINGENCIES, continued

A District Court ruling in favour of plaintiffs on a motion seeking recovery from TML for environmental response costs, and in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML's Trail Operations was overturned on appeal in the Ninth Circuit in July 2016, with the result that alleged damages associated with air emissions are no longer part of the case.

A hearing with respect to natural resource damages and assessment costs is expected to follow after resolution of appeals with respect to issues raised in the first phase of the litigation and completion of the remedial investigation and Feasibility Study being undertaken by TAI.

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

12.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

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Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

13.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Cash equivalents, marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices for forward curves for respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in certain debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

74     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

13.	FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at March 31, 2018 and December 31, 2017 are summarized in the following table:

(CAD$ in millions)	March 31, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$110	$–	$–	$110	$722	$–	$–	$722
Marketable equity securities	120	–	–	120	124	–	–	124
Debt securities	42	–	3	45	37	–	4	41
Settlement receivables	–	568	–	568	–	687	–	687
Derivative instruments and embedded derivatives	–	112	–	112	–	126	–	126
	$272	$680	$3	$955	$883	$813	$4	$1,700

Financial liabilities
Derivative instruments and embedded derivatives	$–	$59	$–	$59	$–	$43	$–	$43
Settlement payables	–	53	–	53	–	39	–	39
	$–	$112	$–	$112	$–	$82	$–	$82

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at March 31, 2018.

As at December 31, 2017, we measured certain non-financial assets at their recoverable amounts using a FVLCD basis, which is classified as a Level 3 measurement.

14.	ADOPTION OF NEW IFRS PRONOUNCEMENTS

We have adopted the new IFRS pronouncements listed below as at January 1, 2018, in accordance with the transitional provisions outlined in the respective standards and described below. The adoption of these new IFRS pronouncements has resulted in adjustments to previously reported figures as outlined below.

a)	Adjustments to Consolidated Financial Statements

All of the adjustments to previously reported figures outlined below relate to the adoption of IFRS 15 (Note 14(b)).

75     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

14.	ADOPTION OF NEW IFRS PRONOUNCEMENTS, continued

Adjustments to Condensed Consolidated Balance Sheets

(CAD$ in millions)	December 31, 2017	March 31, 2017	January 1, 2017

Equity before accounting changes	$19,525	$18,210	$17,601
Adjustments to equity relating to:
Trade and settlement receivables	(61)	(30)	–
Inventories	32	14	–
Current portion of deferred consideration	23	29	32
Current income taxes payable	5	3	–
Deferred consideration	651	711	723
Deferred income tax liabilities	(182)	(185)	(190)
Equity after accounting changes	$19,993	$18,752	$18,166

Equity after accounting changes attributable to:
Shareholders of the company	$19,851	$18,581	$18,007
Non-controlling interests	142	171	159
	$19,993	$18,752	$18,166

Adjustments to Condensed Consolidated Statements of Income

(CAD$ in millions)	Three months ended March 31, 2017	Year ended December 31, 2017

Profit before accounting changes	$580	$2,538
Adjustments to profit relating to:
Revenues	(47)	(138)
Cost of sales	23	76
Provision for income taxes	8	13
Profit after accounting changes	$564	$2,489

Profit after accounting changes attributable to: Shareholders of the company	$556	$2,460
Non-controlling interests	8	29
	$564	$2,489

Earnings per share after accounting changes
Basic	$0.96	$4.26
Diluted	$0.95	$4.19

The adjustments to profit relating to the new IFRS pronouncements in Note 14(b) decreased basic earnings per share by $0.03 and $0.08 and diluted earnings per share by $0.02 and $0.09 for the three months ended March 31, 2017 and the year ended December 31, 2017, respectively.

76     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

14.	ADOPTION OF NEW IFRS PRONOUNCEMENTS, continued

Adjustments to Condensed Consolidated Statements of Comprehensive Income

(CAD$ in millions)	Three months ended March 31, 2017	Year ended December 31, 2017

Comprehensive income before accounting changes	$593	$2,501
Adjustments to comprehensive income relating to:
Profit	(16)	(49)
Other comprehensive income:
Currency translation difference	(7)	(48)
Comprehensive income after accounting changes	$570	$2,404

Comprehensive income after accounting changes attributable to:
Shareholders of the company	$563	$2,383
Non-controlling interests	7	21
	$570	$2,404

b)	Revenue from Contracts with Customers

Overview of Changes in IFRS

We adopted IFRS 15 on January 1, 2018 in accordance with the transitional provisions of the standard, applying a full retrospective approach in restating our prior period financial information.

The new revenue standard introduces a single principles-based, five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

Timing and Amount of Revenue Recognized

Based on our analysis, the timing and amount of our revenue from product sales did not change significantly under IFRS 15. The only exception to this relates to steelmaking coal sales where we have a shipment that is partially loaded on a vessel at a reporting date. The performance obligation in these contracts is for the full shipment and accordingly, we cannot recognize revenue until the full shipment is loaded. This is a timing difference only and does not change the amount of revenue recognized for the full shipment.

As part of our assessment of IFRS 15, we analyzed the treatment of freight services provided to customers subsequent to the transfer of control of the product sold. Under IFRS 15, in our view, these services represent performance obligations that should be recognized separately. For the performance obligation related to these freight services, we have concluded that we are the principal to the shipping of product in our refined metal sales and concentrate sales contracts and will continue to reflect the revenue in these arrangements on a gross basis. For certain of our steelmaking coal sales contracts, we have concluded that we are the agent to the ocean freight shipping of product due to the terms of the arrangement, and our revenue will be reported on a net basis for these arrangements. There will be no effect on our gross profit as the freight costs will be netted against revenue for these arrangements and not presented within cost of sales.

77     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

14.	ADOPTION OF NEW IFRS PRONOUNCEMENTS, continued

We have assessed the effects of IFRS 15 on our silver and gold streaming arrangements. At the date these transactions were completed, we accounted for the arrangements as the sale of a portion of our mineral interests at Antamina and Carmen de Andacollo, respectively. We did not recognize disposal gains on the transactions as a result of the requirements of the IFRS standards in effect at the dates of closing. Under the recognition and measurement principles of IFRS 15, any gain on these streaming transactions would have been recognized in full as control over the right to the silver or gold mineral interest transferred to the purchaser. Accordingly, we have recognized the deferred consideration recorded on our balance sheet through equity on transition to IFRS 15 as at January 1, 2017. We have also reversed the amortization of the deferred consideration that was recorded as a reduction of cost of sales for each quarter of 2017.

The tables in Note 14(a) outline the adjustments to our financial statements resulting from the adoption of IFRS 15, described above, for all comparative periods presented.

c)	Financial Instruments

Overview of Changes in IFRS

We adopted IFRS 9 on January 1, 2018 in accordance with the transitional provisions of the standard. We have elected not to adopt the hedging requirements of IFRS 9, but may adopt them in a future period.

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

The new hedge accounting model in IFRS 9 aligns hedge accounting with risk management activities undertaken by an entity. Components of both financial and non-financial items will now be eligible for hedge accounting, as long as the risk component can be identified and measured. The hedge accounting model includes eligibility criteria that must be met, but these criteria are based on an economic assessment of the strength of the hedging relationship. New disclosure requirements relating to hedge accounting will be required and are meant to simplify existing disclosures. The IASB currently has a separate project on macro hedging activities, and until the project is completed, the IASB has provided a policy choice for entities to either apply the hedge accounting model in IFRS 9 or IAS 39 in full. Additionally, there is a hybrid option to use IAS 39 to account for macro hedges only and to use IFRS 9 for all other hedges.

78     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

14.	ADOPTION OF NEW IFRS PRONOUNCEMENTS, continued

Classification and Measurement Changes

We have assessed the classification and measurement of our financial assets and financial liabilities under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

Measurement Category
	Original (IAS 39)	New (IFRS 9)
Financial Assets:
Cash	Amortized cost	Amortized cost
Cash equivalents	Available-for-sale	Amortized cost/fair value through profit or loss
Trade receivables	Amortized cost	Amortized cost
Settlement receivables	Fair value through profit or loss	Fair value through profit or loss
Marketable equity securities	Available-for-sale	Fair value through other comprehensive income
Debt securities	Available-for-sale	Fair value through other comprehensive income
Long term receivables and deposits	Amortized cost	Amortized cost
Derivative instruments and embedded derivatives with non-financial host contracts	Fair value through profit or loss	Fair value through profit or loss
Financial Liabilities:
Trade payables	Amortized cost	Amortized cost
Settlement payables	Fair value through profit or loss	Fair value through profit or loss
Debt	Amortized cost	Amortized cost
Derivative instruments and embedded derivatives	Fair value through profit or loss	Fair value through profit or loss

There has been no change in the carrying value of our financial instruments or to previously reported figures as a result of changes to the measurement categories in the table noted above.

Cash equivalents

Our cash equivalents were reclassified from available-for sale to amortized cost or fair value through profit or loss, depending on their nature. The fair value of $640 million as at January 1, 2018 is deemed to be the starting amortized cost for cash equivalents classified as subsequently measured at amortized cost. There was no impact on retained earnings as at January 1, 2018 as a result of this reclassification.

Marketable equity securities

We have made the irrevocable classification choice to record fair value changes on our current portfolio of investments in marketable equity securities through other comprehensive income. As a result, marketable equity securities with a fair value of $124 million were reclassified from available-for-sale financial assets to financial assets through other comprehensive income. This election resulted in the reclassification of a $41 million loss ($34 million after-tax) from our retained earnings to accumulated other comprehensive income (loss), all within equity, on January 1, 2018. This adjustment is presented in our Consolidated Statement of Changes in Equity for the three months ended March 31, 2018.

79     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

14.	ADOPTION OF NEW IFRS PRONOUNCEMENTS, continued

Debt securities

Investments in debt securities were reclassified from available-for-sale to fair value through other comprehensive income, as the company’s business model is achieved both by collecting contractual cash flows and selling of these assets. The contractual cash flows of these investments are solely principal and interest. As a result, debt securities with a fair value of $41 million were reclassified from available-for-sale financial assets to financial assets at fair value through other comprehensive income.

Expected credit losses

Credit risk arises from cash, cash equivalents, derivative contracts, debt securities and trade receivables. While we are exposed to credit losses due to the non-performance of our counterparties, there are no significant concentrations of credit risk and we do not consider this to be a material risk.

Our primary counterparties related to our cash, cash equivalents, derivative contracts and debt securities carry investment grade ratings as assessed by external rating agencies. There is ongoing review to evaluate the creditworthiness of these counterparties. All of our customers are assessed for credit quality by taking into account external credit ratings, where available, an analysis of financial position and liquidity, past experience and other factors. Individual customer credit limits are set based on internal or external ratings in accordance with our credit policy. Customer credit ratings and compliance with credit limits is regularly monitored by management. For some customers, we may obtain security over trade and settlement receivables in the form of letters of credit.

We have reviewed our expected credit losses on our trade receivables and debt securities carried at fair value through other comprehensive income on transition to IFRS 9. We have also implemented a process for managing and estimating provisions relating to trade receivables going forward under IFRS 9. For our trade receivables, we apply the simplified approach for determining expected credit losses which requires us to determine the lifetime expected losses for all our trade receivables. The expected lifetime credit loss provision for our trade receivables is based on historical counterparty default rates and adjusted for relevant forward looking information, when required. As the majority of our customers are considered to have low default risk and we do not extend credit to customers with high default risk, historical default rates are low and the lifetime expected credit loss allowance for trade receivables is nominal as at January 1, 2018 and March 31, 2018. Accordingly, we did not record an adjustment relating to the implementation of the expected credit loss model for our trade receivables.

Our investments in debt securities carried at fair value through other comprehensive income are considered to have low credit risk as our counterparties have investment grade credit ratings. As at January 1, 2018 and March 31, 2018, the credit risk of our investments in debt securities has not increased significantly since initial recognition of these investments and accordingly, the loss allowance for investments in debt securities is determined based on the 12-month expected credit losses. The 12-month expected credit loss allowance is based on historical default rates for investment grade entities, which are low and accordingly, the 12-month expected credit loss allowance for our investments in debt securities is nominal as at January 1, 2018 and March 31, 2018. Accordingly, we did not record an adjustment relating to the implementation of the expected credit loss model for our investments in debt securities.

80     Teck Resources Limited 2018 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

15.	ACQUISITIONS

a)    During the quarter, our share of the Fort Hills oil sands project increased by a further 0.41% to 21.30% for consideration of approximately $58 million.

b)    Subsequent to the quarter ended March 31, 2018, we acquired an additional 13.5% interest in Compañía Minera Teck Quebrada Blanca S.A. (QBSA) through the purchase of Inversiones Mineras S.A. (IMSA), a private Chilean company. The acquisition brings our interest in QBSA to 90%. ENAMI, a Chilean State agency, holds a 10% preference share interest in QBSA, which does not require ENAMI to fund capital spending.

QBSA’s principal asset is the Quebrada Blanca Phase 2 (QB2) copper development project located in Northern Chile. QB2 is in the final stages of permitting, and a project sanction decision is not expected before the second half of 2018.

IMSA holds 8.5% of the ordinary shares of QBSA and a 5% preferred share interest. The purchase price consists of US$52.5 million paid in cash on closing, an additional payment of US$60 million payable on the issuance of the major approval of the social and environmental impact assessment for the QB2 project and the expiry of certain appeal rights, and a further US$50 million payable within 30 days of the commencement of commercial production at QB2. Additional amounts may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, up to a cumulative maximum of US$100 million if commencement of commercial production occurs prior to January 21, 2024, or up to a lesser maximum in certain circumstances thereafter.

This transaction is considered a change in the ownership of a subsidiary that we control and accordingly, we expect to account for this as an equity transaction. We are assessing the appropriate accounting treatment of the contingent fixed payments and the contingent payment that may become payable based on future copper prices and will conclude on these items in the second quarter.

81     Teck Resources Limited 2018 First Quarter News Release